

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





03016559

No Act
P.E. 1-3-03

March 3, 2003

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: Eastman Kodak Company
Incoming letter dated January 3, 2003

Dear Mr. Quinn:

This is in response to your letters dated January 3, 2003 and January 27, 2003 concerning the shareholder proposal submitted to Eastman Kodak by Donald E. Naulin. We also have received a letter from the proponent on January 30, 2003 [dated January 30, 2002]. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Donald E. Naulin
8 Baymon Drive
Rochester, NY 14624



January 3, 2003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Donald E. Naulin

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by Donald E. Naulin (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal proposes that the Company adopt a plan for the virtual elimination of persistent bioaccumulative pollutants at the Company's Kodak Park manufacturing site in Rochester, N.Y., and report to shareholders annually on elimination options and progress toward the goals.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

To the extent that the reasons for omission stated in this letter are based on matters of New York state law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice law in the State of New York.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

James M. Quinn
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 585 724-4368 • FAX: 585 724-9549 • jim.quinn@kodak.com

A. The Proposal

The Proposal states that the Proponent requests the Company adopt a plan for virtual elimination of persistent bioaccumulative pollutants at Kodak Park (the Company's largest manufacturing site, located in Rochester, New York). It specifies that the plan should identify for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants, and options for elimination of these chemicals and that the plan should implement the most effective option. In addition, the Proposal requests the Company provide shareholders with an annual summary progress report.

B. Reasons for Exclusion of the Proposal

The Proposal may be excluded because it has been substantially implemented by the Company as part of the Company's overall programs to reduce toxic emissions generally at Kodak Park, and to reduce the Company's use and emissions of bioaccumulative pollutants, in particular.

For a proposal to be omitted under Rule 14a-8(i)(10), the proposal need not be implemented in full or precisely as presented, rather the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See Exchange Act Release No. 324-20091 (August 16, 1983); Texaco, Inc. (March 28, 1991).

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See The Talbots Inc. (April 5, 2002) (proposal requesting the company's board implement a code of conduct based on human rights standards was excludable because the company had adopted and distributed Standards for Business Practices to address workplace conditions in its domestic and overseas factories); The Gap, Inc. (Mar. 16, 2001) (proposal asking the company's board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, published information on its website about the code and its monitoring programs and discussed child labor issues with shareholders); Kmart Corp. (Feb. 23, 2002) (proposal requesting that the board report on the company's vendor standards and compliance program for its vendors, subcontractors and agents in countries where it sources products was excludable because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, established a third-party monitoring program, circulated a shareholder report, and discussed these matters with shareholders).

The term "persistent, bioaccumulative and toxic chemicals (*"PBTs"*) is the appropriate term to describe what the Proponent refers to as bioaccumulative pollutants. Of the twenty chemicals or chemical classes considered by the U.S. Environmental Protection Agency (*"EPA"*) to be PBTs Kodak uses or emits only five.

The Company already performs essentially all of the activities described in the Proposal, either because they are required by law or because they are incorporated into the Company's voluntary health, safety and environment stewardship programs. The Company has identified the locations where PBTs are present or from which they are emitted at Kodak Park, it has adopted plans to substantially reduce their presence and emissions and the presence and emissions of numerous other chemicals, and it diligently reports on its progress.

Planned Reductions in Emissions

The Company has a comprehensive health, safety and environment organization that conducts programs to reduce and, where possible, eliminate releases of chemicals from its worldwide operations, including Kodak Park. In 1998, the Company publicly launched a comprehensive series of 5-year environmental improvement goals to reduce emissions, conserve natural resources, and strengthen environmental management at the Company's facilities worldwide. These goals are summarized in the Company's Environmental Annual Report (See http://www.Kodak.com/US/en/corp/environment/index.shtml) and in the Kodak Park Annual Environmental Report, also available on-line at the Company's web-site (Attachment 1).

Performance against these aggressive goals has been outstanding and the Company has significantly reduced its emissions of a number of chemicals, including PBTs. For example, the Company's TRI emissions (emissions of chemicals reportable as part of the Toxics Release Inventory of the U.S. government) in the U.S. fell by 14 percent in 2000 compared with 1999. At Kodak Park, TRI emissions have declined 78 percent since they were first reported in 1987. PBTs are included on the Toxics Release Inventory. Accomplishments include significant reductions in the use in products of heavy metals, including mercury and lead.

Dioxins are a class of chemicals, not one specific chemical. Dioxins are not used in any processes at Kodak Park. Rather they are by-products created by chemical processes. They are produced at Kodak Park primarily by combustion sources including the Company's power plants, pollution control devices, incinerators and diesel-fueled vehicles. The Proposal refers to the inputs and use of chlorine, a confusing reference, since chlorine is not a PBT chemical. However, the Proponent may be referring to the fact that combustion of chlorinated solvents may produce dioxins. In any event, based on currently available information, the Company has estimated that in 2001 its Kodak Park facility emitted only seven grams of dioxins, approximately one quarter of an ounce. The Company disclosed this information, together with information about other PBTs, to the EPA and the local community (Attachment 2), and, thus it is available to shareholders.

Reporting and Communication

The Emergency Planning and Community Right-to-Know Act (EPCRA) was enacted in 1986 for the primary purpose informing citizens of chemical hazards in their communities. Sections 311 and 312 of EPCRA require facilities such as Kodak Park to report the locations and quantities, if any, of about 500,000 hazardous chemicals - including chlorine and many mercury and lead compounds - stored on-site to state and local governments in order to help communities prepare to respond to chemical spills and similar emergencies. Thus, the Company is already required by law to report the locations and quantities of chemicals designated by the Occupational Safety and Health Administration as "extremely hazardous" if stored or used above a specific threshold amount. These chemicals include many PBTs. The Company works with the state emergency response commission ("***SERC***"), the local emergency planning committee ("***LEPC***") and the local fire department to develop emergency response plans and communicate these to the communities around its facilities. The Company also submits an annual inventory report for the same chemicals to the SERC, LEPC and the local fire department.

EPCRA Section 313 requires the Company to report data annually to EPA on releases and transfers of about 650 chemicals - including a specific category of PBT materials - from industrial facilities in the US, and make the data available to the public in the TRI. In 1990 Congress passed the Pollution Prevention Act, which required that additional data on waste management and source reduction activities be reported under the TRI. The Company is required to report progress on reducing emissions and transfers of the TRI chemicals and to provide information on waste management for its US facilities. The EPA compiles the TRI data each year and makes it available through several data access tools, including the Internet. There are other organizations that also make the data available to the public through their own data access tools. According to EPA, the TRI data serve as an indicator of environmental progress over time. The stated goal of the TRI is to empower citizens, through information, to hold companies and local governments accountable in terms of how toxic chemicals are managed.

The Company shares its TRI information openly with the neighbors of its Kodak Park facility (See Attachment 2) and the EPA provides the data to the public by a variety of mechanisms (see http://www.epa.gov/tri). Thus, shareholders currently have access to this information.

The Company also provides open and detailed information on its health, safety and environmental programs in a variety of ways. Detailed information on the company's 5-Year Environmental Goals and the company's other major initiatives and accomplishments is available in the Company's Health, Safety and Environment Annual Report published on the

Internet. Kodak Park also distributes its own Health, Safety and Environment Annual Report (Attachment 1). Kodak Park's Community Advisory Council meets monthly to exchange information and discuss issues and matters of interest. Kodak Park also publishes the *Update* newsletter 5 or 6 times each year. Attachments 2 and 3 are recent examples. These newsletters include discussions on environmental issues of interest or concern to the community, and are mailed to approximately 13,500 neighbors, 500 businesses and approximately 15,000 employees of Kodak. Local residents also receive information through meetings and presentations.

In 2001, The Company instituted the *Pollution Prevention Advisory Panel*, a team of four prominent scientists from outside the company, to provide advice and guidance to the Company on how to minimize releases of pollutants, including PBTs. The Panel has become familiar with Kodak Park operations and provided advice on how to better identify sources of pollution and develop plans to minimize them. With input from Panel members, the Company has already undertaken initiatives to identify sources of certain pollutants, including PBTs. The Panel has attended meetings of the Community Advisory Council to describe these initiatives and address questions and concerns from Council members.

C. Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by February 7, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 585 –724-4368 or at jim.quinn@kodak.com.

Respectfully submitted,



cc: Mr. Donald Naulin
8 Baymon Drive
Rochester, N.Y. 14624

Attachment 1

Neighborhood Information Center (585) 722-1707
Christopher Veronda, *Update Editor* (585) 722-9627
Fred Scott, *Update Technical Editor* (585) 722-1662
Cynthia Ames, *Update Technical Editor* (585) 722-1770
Kodak Park Environmental Concerns Line (585) 477-4500



Issue 2, April 2002

Update

Eastman Kodak Company
343 State Street
Rochester, New York 14650

kodak.com/go/hse

KODAK PARK COMMUNITY ADVISORY COUNCIL

Mission Statement

The Kodak Park Community Advisory Council seeks to improve the exchange of information between Kodak Park and the community by reflecting constituents' present and future interests, so that Kodak Park operates in a way that is responsive to the needs of the community.

Community Members

Bob Buesing, Koda-Vista Neighborhood Association
Jim Cloonan, Member-at-Large
Dan Coyne, Maplewood Neighborhood Association
Ralph DeStephano, Greece Central School District
Charlotte Fraser, League of Women Voters
Mark Gregor, City of Rochester
Patrick Hanley, Aquinas Institute
Rob Hochstetler, Trigen-Cinergy Solutions
Ann Howard, Rochester Institute of Technology
Bob Jones, Center for Environmental Information
Kate Kendall, Irondequoit PTA
Greg Mason, Neighbors Building Neighborhoods, Sector 2
Laura McCree, Rochester City School District, School #41
Greg Merrick, Town of Irondequoit
Mike Schifano, Monroe County Division of Pure Waters
Larry Sorel, Seneca Park Zoo
Max Streibel, Town of Greece

Kodak Members

John Richardson
Fred Scott
Dave Strong
Scott Summers
Chris Veronda

KODAK ROCHESTER HEALTH, SAFETY, AND ENVIRONMENT POLICY

In Kodak Rochester, we are committed to health, safety, and environmental excellence through:

- Compliance with regulations and corporate initiatives
- Prevention of pollution, and
- Continual improvement of HSE performance.

HSE measures are integral components of our performance-based culture and business strategies. Continual improvement is achieved through leadership and personal responsibility, adherence to Kodak Values, effective training and communication, and ongoing performance feedback.



Kodak

Picturing a Better Environment

Printed on recycled paper with soy inks. Contains a minimum of 10% post-consumer content.

2001 Kodak Park Environmental Annual Report

A special issue of Update for our neighbors at Kodak Park



ENVIRONMENTAL IMPROVEMENTS CONTINUE AT KODAK PARK.

TO OUR KODAK PARK NEIGHBORS



Last summer, when I was named site manager for Kodak Park, I thought I knew a great deal about this site. After all, I have spent all of my 30 years at Kodak in a variety of positions at Kodak Park—including a recent role as manager for Rochester Color Film Manufacturing.

However, I soon discovered just how much I had to learn. Kodak Park is one of the world's largest manufacturing complexes, and it remains by far the largest Kodak manufacturing site. There is simply a great deal to know about such a massive and complex manufacturing facility, even when you've been around for so long, and I'm still learning.

During my first days as site manager, a couple of facts became even more apparent to me:

- *The future success of Eastman Kodak Company depends upon the success of Kodak Park.*
- *Being a responsible corporate citizen—including responsible environmental performance—is essential to the success of Kodak Park.*

In outlining a vision for Kodak Park's future success, I worked with other senior leaders in Kodak's Global Manufacturing organization to develop four key strategies that will drive our progress:

1. *Operational Excellence—We must continue to accelerate the rate at which we improve our operations.*
2. *Investment and Growth—We will continue to invest in the future of Kodak Park and look for growth opportunities.*
3. *Citizenship—We are committed to being a responsible corporate citizen.*
4. *Winning & Inclusive Culture—We are creating and utilizing to our advantage a diverse and inclusive culture.*

I am very proud of the progress Kodak Park has made in recent years to strengthen its environmental performance. Evidence of this progress includes:

- *An 86% reduction in methylene chloride air emissions since 1987.*
- *A 77% reduction in federally reportable air emissions.*
- *A 92% reduction in chlorofluorocarbon (CFC) air emissions.*

Further examples of our progress are contained in this report.

We know that you expect us to continue driving progress in our key measures of environmental performance. Since assuming the site manager role, I have adopted a mantra of "The 5 No's"—no environmental incidents, no non-compliances, no permit exceedances, no fines and no excuses. I will not be satisfied—none of us will be satisfied—until this vision is a reality.

Over the last several months, I've enjoyed getting to know many of you who are neighbors. I look forward to meeting many more of you in coming months. Meanwhile, I assure you that we value our relationship with you and will continue working to maintain your trust.

Charles C. Barrentine
Site Manager, Kodak Park



CONTENTS

KODAK PARK Our Background

DESCRIBING KODAK PARK • Kodak Park (KP) is the largest photographic product manufacturing facility in the world, and the largest industrial complex in the northeast United States. The KP plant site is located on more than 1,300 acres, and stretches for nearly four miles through the City of Rochester and the Town of Greece. Much of KP's 22 miles of fenceline perimeter borders residential neighborhoods. Approximately 13,000 households and 550 businesses are located close enough to KP to be considered plant neighbors.



Kodak Park has often been called "A City within a City." It has some 160 major manufacturing buildings, nearly 30 miles of roads, two power plants, its own sewer system, and water treatment facilities. KP also operates its own fire department, railroad, and a fleet of some 1,000 vehicles.

KODAK PARK CHEMICAL OPERATION



Incoming Chemicals
Storage
The Process
To Product
Waste
Recycle
Treatment
Disposal

A wide variety of photographic films, papers, chemicals, and equipment are produced at Kodak Park. More than 18,000 people are employed in a wide variety of manufacturing operations, and in facilities housing the major portion of Kodak's imaging research laboratories. Kodak Park also serves as an industrial park for businesses affiliated or allied with Kodak.

Since 1995, 51 older buildings and other structures have been demolished as part of a revitalization effort at Kodak Park. Infrastructure improvements in 2001 included major modifications to the north fenceline of KPE—the eastern section of Kodak Park, to make way for the construction of a 10,000 square foot addition to Bldg. 52. New uses were identified for Bldg. 308, the former Distillation Products Industries site west of Mount Read Boulevard and renovations to Buildings 205, 214, 605 and 642 were completed along with the subsequent relocation of approximately 3,500 employees from Kodak's Elmgrove Plant operations to Kodak Park. These improvements are examples of ways KP facilities and processes are being refined and revitalized to support Kodak Park's role as "The Manufacturing and Technology Center for the World Leader in Imaging."

HOW CHEMICALS ARE USED • Each week, hundreds of truckloads and railcars of raw materials arrive at Kodak Park. KP's power plants consumed approximately 700,000 tons of coal in 2001—equivalent to 7,150 loaded railcars. KP operations require the use of hundreds of chemicals, in quantities ranging from lab-size containers to full tanker truckloads.

On a daily basis, thousands of gallons of chemicals are transported through many miles of pipelines to operations all over Kodak Park.

Did you know that there are approximately 500 permitted air emission points at Kodak Park? For the last five years, the amount of solvents recycled has averaged 334 million pounds per year. Although millions of pounds of chemicals are captured and recycled annually, KP also operates its own chemical waste incinerator to allow waste treatment to occur on-site.

The diagram shown at the left can be used to follow chemicals through the plant from their arrival in trucks, railcars, or drums, through their storage and use in a manufacturing process, to their end use as products. This diagram also shows how waste chemicals are recycled or treated in ways that minimize their impact on the environment.

More than 200 people are employed by KP to work on health, safety, and environmental programs. They study laws and regulations from various government authorities, obtain permits and monitor compliance, plan and construct new facilities, and ensure proper operation of our manufacturing and waste treatment facilities.

ENVIRONMENTAL REGULATION *Overview*

ENVIRONMENTAL REGULATIONS • Environmental regulations are a major factor in operating a business like ours that is so heavily involved in handling chemicals. The following is a list of major federal environmental statutes administered by the U.S. Environmental Protection Agency (EPA).

- Clean Air Act
- Clean Air Act Amendments of 1990
- Superfund Amendments and Reauthorization Act (SARA)
- Emergency Planning and Community Right to Know Act (EPCRA)
- Clean Water Act
- Resource Conservation and Recovery Act (RCRA)
- Toxic Substances Control Act (TSCA)
- Pollution Prevention Act
- Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA)

THE REGULATORY PROCESS • The federal government often assigns responsibility to state governments to implement and monitor compliance with federal environmental statutes. New York State has this authority and has developed its own set of laws, regulations, guidelines, and enforcement practices, which are as stringent, and often more stringent, than the federal requirements. The New York State Department of Environmental Conservation (DEC) administers environmental regulations in New York State that address air emissions, wastewater discharges, chemical storage, waste handling and treatment practices, pollution prevention, and many other aspects of operations at Kodak Park.

Throughout each year, our technical staff reviews changes to state and federal regulations to determine new impacts on Kodak Park operations. For example, the federal SARA Toxic Release Inventory (TRI) program has been modified to include new compounds and lower reporting thresholds for persistent, bioaccumulative and toxic (PBT) compounds. This rule requires more detailed TRI reporting from Kodak Park as reflected in the year 2000 report that was issued in July 2001. Similarly, in the July 2002 report of 2001 TRI data, KP lead emissions will be reported for the first time. Progress was also made on Kodak Park's Title V facility-wide air permit that will have nearly 14,000 individual requirements and is expected to be finalized in 2002.

The following sections of this report describe our environmental performance and compliance with a multitude of regulations that apply to air emissions, water discharges, chemical storage and recycling, conservation and pollution prevention efforts, and waste handling practices. If you have questions or need more detailed information, please contact the Kodak Park Neighborhood Information Center at (585) 722-1707.



POLLUTION PREVENTION HIERARCHY

Source Reduction
(Highest Priority)
Environmentally friendly design of new products
Product changes
Source elimination
↓
Recycling
Reuse
Reclamation
↓
Treatment
Stabilization
Neutralization
Precipitation
Evaporation
Incineration
Scrubbing
↓
Disposal
Disposal at a permitted facility

RECYCLED & REUSED SCRAP MATERIALS
(millions of pounds)

Material	1999	2000	2001
Solvents	326	336	280
Boiler ash	153	50	132
Plastic—PET*	81	86	88
Construction & demolition debris	63	44	32
Paper	23	37	43
Other metals	19	18	17
Plastic—non-PET	12	9	4
Wood	7	15	7
Other recyclables	2	3	22
Silver	1	1	1
TOTAL	687	599	626

* PET = Polyethylene Terephthalate

WASTEWISE MILESTONES

1994	Kodak joined *WasteWi$e* as a charter member and was recognized for *"outstanding contributions"*
1995	Recognized for its *"comprehensive waste reduction program"*
1997	Becomes a *WasteWi$e* senior partner
1998	Recognized as a *"Program Champion"*
1999	Recognized as *"Partner of the Year"*
2000	Second award for *"Partner of the Year"*
2001	Third award for *"Partner of the Year"*

POLLUTION *Prevention* & Waste Minimization

SOURCE REDUCTION • The pollution prevention hierarchy, depicted in the accompanying chart, is the model used to minimize pollution from manufacturing operations at Kodak Park. Source reduction is the highest priority, with recycling, treatment, and disposal being less preferred options. Many of the improvements highlighted in this report demonstrate Kodak Park's environmental performance as a result of source reduction initiatives.

RECYCLING AND REUSE • The importance of recycling and reuse has long been known to Kodak, where several key raw materials have been recycled for more than 100 years. Recycling and reuse follows source reduction in our pollution prevention hierarchy. In 2001, more than 600 million pounds of scrap materials, including solvents, plastics, wood, metals, and other by-products of manufacturing, were recycled and reused at Kodak Park. In addition, more than 20 million ounces of silver are recovered annually at KP.

NATIONAL RECOGNITION • In 1994, Kodak became a charter member of *WasteWi$e*, a voluntary program sponsored by the U.S. Environmental Protection Agency (EPA) that promotes solid waste prevention and recycling initiatives. In 2001, Kodak was recognized by the EPA with its third *WasteWi$e* "Partner of the Year" award. Specific progress at Kodak Park during 2001 that contributed to this success included:

- Helping increase the return rate on Kodak FUNSAVER cameras to nearly 75%, allowing more parts to be reused and recycled for the manufacture of new cameras.
- Recycling 125 tons of unusable polyethylene-coated photographic paper.
- Reusing 850 tons of old furniture.
- Recycling 65,000 tons of various metals, plastics, papers and wood.

In June 2001, Kodak announced the formation of a Pollution Prevention Advisory Panel, a panel of leading independent scientists who now serve as consultants to Kodak on issues related to the company's environmental performance. Members bring together broad expertise in toxicology, pollution prevention, risk assessment and epidemiology.

KODAK PARK Environmental *Goals*

30 PRIORITY CHEMICALS

Acetaldehyde
Acetone
Ammonia
n-Butanol
Cadmium compounds
Chromium compounds
Cyclohexane
Dichloromethane
1,2-Dichloropropane
1,4-Dioxane
Ethanol
Ethyl acetate
Ethylene glycol
Ethylene glycol monophenyl ether
Formaldehyde
Heptane
Hydrochloric acid
Hydrogen fluoride
Isobutanol
Isopropanol
Manganese compounds
Methanol
Methyl ethyl ketone
Methyl isobutyl ketone
Silver compounds
Tetrahydrofuran
Toluene
Trichloroethylene
Xylenes
Zinc compounds

DOING OUR PART • Nearly half of Kodak's worldwide production of imaging materials is based in Rochester. With over ten years of success at significantly reducing our impact on the environment, Kodak Park is demonstrating a key leadership role in achieving the current series of comprehensive, five-year environmental goals for Kodak's worldwide operations.

By January 1, 2004, we will further:

- Cut our environmental emissions
- Reduce our waste and water usage, and
- Conserve energy from our manufacturing operations.

These three strategic initiatives DRIVE our progress . . . the goals MEASURE it.


Kodak Rochester
ISO 14001 Certified

ENVIRONMENTAL GOALS

REDUCE EMISSIONS


30 PRIORITY CHEMICALS—KODAK PARK
Millions of Pounds
8
6
4
2
0
7.0
6.1
5.4
5.0
*
4.7
4.2
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
40% reduction in emissions of 30 priority chemicals
STRATEGY:
Source reduction
PROGRESS:
Process and yield improvements in Acetate Film Base Manufacturing, Solvent Coating, Silver Recovery and Utilities


METHYLENE CHLORIDE—KODAK PARK
Millions of Pounds
2.5
2
1.5
1
0.5
0
2.2
1.8
1.4
1.3
*
1.1
1.1
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
50% reduction in emissions of methylene chloride
STRATEGY:
Source reduction
PROGRESS:
Process and yield improvements in Acetate Film Base Manufacturing


GREENHOUSE GAS (CO2)—KODAK ROCHESTER
Billions of Pounds
5
4
3
2
1
0
5.0
4.8
4.7
4.7
4.5
4.0
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
20% reduction in emissions of carbon dioxide
STRATEGY:
Source reduction
PROGRESS:
Site energy reductions and Utilities process improvements

* Estimated data

REDUCE NATURAL RESOURCE USE & WASTE


MANUFACTURING WASTE—KODAK ROCHESTER
Waste Production Index
120
100
80
60
40
20
0
100
104
108
84
78
75
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
25% reduction in manufacturing waste indexed for production volumes
STRATEGY:
Source reduction and recycling
PROGRESS:
Process improvements and recycling in Synthetic Chemicals and Rochester Paper Flow


ENERGY CONSERVATION—KODAK ROCHESTER
Energy Production Index
120
100
80
60
40
20
0
100
93
97
92
92
85
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
15% reduction in energy usage indexed for production volumes
STRATEGY:
Source reduction
PROGRESS:
Demolition of obsolete and surplus buildings plus operational efficiency projects completed in major manufacturing areas


WATER USAGE—KODAK PARK
Water Production Index
120
100
80
60
40
20
0
100
96
98
95
88
85
1997 Baseline
1998
1999
2000
2001
2003 GOAL
GOAL:
15% reduction in water usage indexed for production volumes
STRATEGY:
Source reduction and reuse
PROGRESS:
Process improvements in Utilities and Synthetic Chemicals

FIVE-YEAR ENVIRONMENTAL GOALS


All Major Manufacturing Sites Registered by Independent Auditor to ISO 14001 Standard

REDUCING EMISSIONS • The first strategic initiative focuses on pollution prevention and source reduction. Kodak Park is striving to reduce emissions by primarily cutting pollution at the source, not treating it after it has been created. We are committed to:

- Further reduce emissions of 30 priority chemicals by 40% from 1997 levels. This will result in an aggregate 15-year reduction of at least 70%.
- An additional 50% reduction in emissions of methylene chloride from 1997 levels resulting in an aggregate 15-year reduction of at least 90%.
- A 20% reduction in greenhouse gas emissions from our power plants. Greenhouse gas emissions (primarily carbon dioxide) have been linked by many scientists to global climate change.

PRESERVING NATURAL RESOURCES • Our goals relating to the preservation of natural resources are:

- A 25% reduction in the production of manufacturing waste, thus significantly reducing the amount of waste that needs to be treated either by incineration or by wastewater treatment.
- A 15% reduction in energy used in manufacturing.
- A 15% reduction in water usage.
- The virtual elimination of heavy metals from Kodak products.

STRENGTHENING OUR MANAGEMENT SYSTEM • The Kodak Rochester Environmental Management System (EMS), registered in 1999 during initial ISO 14001 certification, provides an environmental framework for organizations throughout Rochester, including Kodak Park. The EMS provides common direction and helps ensure compliance with corporate and regulatory requirements, as well as the requirements of ISO 14001. Two subsequent audits were successfully completed during 2001 by an independent registrar.

CLEAN *Air*

REDUCING AIR EMISSIONS • Kodak Park remains committed to reducing chemical air emissions. In recent years, tens of millions of dollars have been invested to reduce these emissions by modifying processes, reformulating products, and improving emission controls.

In 2000 (the latest year for which data is available), SARA-reportable air emissions fell to 4.3 million pounds—a 77% reduction since 1987.

Over the last 14 years, annual air emissions of methylene chloride have been reduced by 7.6 million pounds, and annual air emissions of methanol are down nearly 3.8 million pounds. Since 1993, chlorofluorocarbon (CFC) air emissions have been reduced by 92%.

Using natural gas reburn technology, combined with energy conservation efforts, utility boiler emissions have been significantly reduced for nitrogen oxides, sulfur dioxide and hydrochloric acid.

AMBIENT AIR MONITORING • Since 1990, 24-hour air samples have been collected at up to seven locations around Kodak Park. About 60 samples are collected per year at each location. Sampling results are shared quarterly with the New York State Department of Environmental Conservation (DEC) and the Department of Health (DOH). In 2001, all samples were analyzed for methylene chloride, the chemical used in largest volume at Kodak Park. These data indicate that at the Hanford Landing, Merrill Street and School 41 locations, the lowest ever annual average concentrations of methylene chloride were recorded.

In July 2000, the DEC's Division of Air Resources lowered the annual guideline concentration for methylene chloride from 8 parts per billion (ppb)—a concentration that is considered to be protective of human health over a lifetime of continuous exposure—to 0.6 ppb in order to be consistent with federal guidelines. These guidelines are used to evaluate air permits and determine required levels of emission control for air emission sources.

A decade of progress in reducing methylene chloride air emissions from Kodak Park has resulted in lower monitored concentrations of this chemical beyond plant boundaries. Progress toward achieving Kodak's goal of a 90% cumulative reduction in methylene chloride air emissions by January 1, 2004, will further lower ambient air concentrations of methylene chloride.

AMBIENT AIR MONITORING LOCATIONS



AIR CONCENTRATIONS OF METHYLENE CHLORIDE
(parts per billion)

Sampling Location	Annual Average 2001	5-Year Average (1997-2001)
Koda-Vista	3.2	4.8
Rand Street	1.8	2.5
School 41	0.8	1.7
Merrill Street	4.6	8.8
Hanford Landing Road	2.5	4.9

KODAK PARK SARA REPORTABLE AIR EMISSIONS SUMMARY (>25,000 POUNDS)
(in thousands of pounds)

Substance	Baseline Year 1987	1999	2000	Percent Change 1999-2000	Percent Change 1987-2000
Hydrochloric acid	2,300	1,400*	1,400	0%	-39%
Methylene chloride	8,920	1,400	1,253	-7%	-86%
Sulfuric acid	NR	570	569	0%	NA
Methanol	4,279	655	483	-26%	-89%
Hydrogen fluoride	97	155*	165	6%	70%
Toluene	281	65	61	-6%	-78%
Chlorine	35	46	55	20%	57%
Ozone	NR	32	33	3%	NA
Barium compounds	1.4	44*	25	-43%	1,686%
Methyl ethyl ketone	128	21	25	19%	-80%

NR=No reportable release NA=Not applicable
** Several changes in how the data are calculated based on new guidance from the EPA.*

SARA-REPORTABLE AIR EMISSIONS


Millions of Pounds
25
20
15
10
5
0
18.5
15.6
11.0
8.8
7.6
6.7
6.3
5.5
4.6
4.3
1987
1989
1991
1993
1995
1996
1997
1998
1999
2000
DOWN 77%

METHYLENE CHLORIDE AIR EMISSIONS


Millions of Pounds
10
9
8
7
6
5
4
3
2
1
0
8.9
7.0
4.7
3.3
2.6
2.4
2.1
1.7
1.4
1.3
1987
1989
1991
1993
1995
1996
1997
1998
1999
2000
DOWN 86%



KODAK PARK POWER PLANT EMISSIONS*
(in millions of pounds)

Emission	1994	1996	1998	1999	2000
Sulfur oxides (SO_x)	70.3	61.1	47.5	52.7	55.8
Nitrogen oxides (NO_x)	24.0	17.7	12.6	10.9	10.8
Carbon monoxide (CO)	2.8	3.5	2.6	1.5	1.6
Particulate	2.8	2.5	2.2	2.2	2.4
Volatile organic compounds (VOC)	0.3	0.3	0.2	0.2	0.2

** air emissions not reported under SARA*

CLEAN *Water*

INDUSTRIAL WASTEWATER • Most of the water from manufacturing processes and a large portion of the storm water at Kodak Park is directed to and treated at the King's Landing Wastewater Treatment Plant. This plant, located on the west bank of the Genesee River and east of Kodak Park, treats an average of 24 million gallons of industrial wastewater per day.

Kodak is the only company in Monroe County that operates an industrial wastewater facility with primary and secondary treatment capability. This modern facility utilizes physical, chemical, and biological treatment processes to remove materials in the wastewater coming from Kodak Park.

In 1999, the New York State Department of Environmental Conservation (DEC) issued Kodak a new permit, valid for five years, regulating wastewater and storm water discharges from Kodak Park. The conditions of this permit limit the type and quantity of materials that can be discharged from the plant and establish strict monitoring requirements to ensure compliance. Results from thousands of analytical tests conducted annually demonstrate our ability to consistently meet the conditions of this permit, with very few exceptions.

In 2001, seven permit exceedances were reported for KP wastewater discharges and thirteen exceedances were reported for storm sewer discharges. In addition, the DEC modified Kodak's permit to include testing for the presence of dioxins in wastewater discharges from King's Landing. Preliminary results indicate that low levels of dioxins were present in some samples at concentrations consistent with engineering estimates used to calculate emissions under new federal reporting requirements. This sampling will continue through much of 2002 to determine if levels of dioxins are affected by recent modifications to the air emission control equipment at the Bldg. 218 chemical waste incinerator.

GROUNDWATER • There are nearly 800 groundwater monitoring wells in Kodak Park and adjacent neighborhoods. Groundwater flow direction measurements are collected twice a year from each well. In addition, samples are routinely collected from more than 150 of these wells annually to monitor water quality in and around Kodak Park.

Several techniques are being used to contain contaminated groundwater located beneath Kodak Park. There are currently 26 groundwater pumping systems operating at key locations to intercept groundwater before it reaches plant boundaries. Groundwater collected from these systems is pumped to the KP industrial sewer for treatment at the wastewater treatment plant. Annually, Kodak actively removes and treats approximately 50 million gallons of groundwater from beneath Kodak Park.

Reducing our Impact

ENERGY CONSERVATION • Energy is a significant part of Kodak Park's cost picture. Because production of photographic products requires carefully controlled temperature and humidity conditions, there are large-scale refrigeration equipment installations at a number of locations around Kodak Park. Plumes of steam can often be seen rising from cooling towers at these locations.

Two power plants support these installations. The power plants utilize an energy-efficient process called cogeneration to get double use from the steam they produce. Besides operating refrigeration equipment, the steam drives electrical generators to supply most of the power needs of KP. In January 2000, operation of KP's two power plants was turned over to Trigen-Cinergy Solutions (TCS), a company that specializes in operating facilities that utilize cogeneration to maximize energy efficiency.

With energy comprising such a major cost, we will continue our drive to achieve energy use reductions. Since 1997, energy conservation programs at Kodak Park have resulted in ongoing reductions in electrical usage of eight megawatts, enough to supply the annual energy needs for nearly 8,000 typical homes in our region.

Key energy reduction strategies included consolidation of manufacturing space, manufacturing waste reduction, and increased utilization of energy-efficient equipment.

KODAK JOINS ENERGY STAR • Kodak has extended its commitment to continuous improvement of its energy performance by joining the Energy Star program of the U.S. Environmental Protection Agency (EPA).



Energy
ENERGY STAR
PARTNER

Many consumers are familiar with the Energy Star logo that is used to designate products meeting high energy-efficiency standards. Now, Energy Star has been extended to be a tool for companies to measure, track and benchmark their overall corporate energy performance.

By joining Energy Star, Kodak also committed to develop and implement plans to improve energy performance in its operations. Kodak currently is working to achieve a 15% reduction in energy usage by 2004, as called for in one of its five-year environmental goals. Through 2001, an 8% reduction had been achieved for Kodak Rochester operations.

As part of this new partnership with the EPA, Kodak also agreed to educate its employees and the public about its energy conservation achievements.

INDUSTRIAL SEWER INTEGRITY • Since 1994, Kodak Park has been involved in a multi-year program to inspect, repair, and upgrade much of the 28 miles of industrial sewer lines running underneath Kodak Park. To date, all the lines conveying industrial wastewater containing hazardous wastes from plant operations to the wastewater treatment plant have been inspected and repaired. Ongoing efforts to further improve the integrity of KP's industrial sewer system involve use of durable polyurethane resins, installation of impervious liners, or, when necessary, construction of new structures. These sewer upgrades reduce the likelihood of future environmental releases from Kodak Park.

CLEAN-UP EFFORTS • A Kodak Park Corrective Action Program (KPCAP) has been implemented to facilitate compliance with the many federal and state requirements regarding the investigation and remediation of groundwater and soil contamination at Kodak Park. It has three key elements:

1. Facility investigations determine groundwater and soil conditions, and the nature and extent of contamination in an area.
2. Corrective measures studies are conducted to investigate clean-up options and determine if remedial measures should be implemented to contain groundwater or soil contamination.
3. This information is then used to develop and implement identified corrective measures.

Significant KPCAP activities in 2001 included:

- Initiation of a facility investigation around Bldg. 317 in the KPM section of Kodak Park (south of the Koda-Vista neighborhood).
- Initiation of a facility investigation in the vicinity of Buildings 202 and 208 in the KPX section of Kodak Park (south of Ridge Road, between Mt. Read Boulevard and the railroad tracks).



DISPOSITION OF SARA REPORTABLE CHEMICALS AT KODAK PARK
(2000 Data)
(in pounds)
In-Process Recycling >300 Million
On-Site Treatment 33.2 Million
Released to Environment 5.0 Million
To Air 4.3 Million
To Water 685,000
To Land 116
Off-Site Transfers 1.6 Million
Recycle/Recovery 1.4 Million
Treatment/Disposal 210,000

Treatment & Disposal

CHEMICAL WASTE INCINERATOR • The Bldg. 218 chemical waste incinerator, located near the railroad crossing on Ridge Road, is a key treatment facility at Kodak Park. The liquid and solid wastes destroyed here are ones that cannot be recycled, reused or recovered. The Bldg. 218 facility utilizes high-temperature incineration to destroy at least 99.99% of organic wastes, converting them to mostly carbon dioxide and water.

This chemical waste incinerator operates under a permit required by the federal Resource Conservation and Recovery Act (RCRA). In 1995, Kodak initiated the process to renew the existing RCRA permit with the U.S. Environmental Protection Agency (EPA). A new operating permit is also being negotiated with the New York State Department of Environmental Conservation (DEC).

Trial burns have been conducted periodically under the supervision of the DEC and EPA to demonstrate the continuing capability of the Bldg. 218 incinerator to operate with a destruction removal efficiency (DRE) of at least 99.99%, during worst case operating conditions, for even the most difficult-to-destroy organic wastes. The EPA, DEC and New York State Department of Health have reviewed extensive risk assessments based on these stringent emissions tests. These agencies have concluded that the Bldg. 218 chemical waste incinerator operates in a manner that is protective of human health and the environment.

In 2001, Kodak completed construction of a multi-million dollar air emission control equipment upgrade at Bldg. 218. This project, which is expected to further reduce emissions of particulate, metals and dioxins by 50-80%, was completed almost two years ahead of the effective date of new federal Maximum Achievable Control Technology (MACT) air emission standards for hazardous waste combustors (see related story on page 13).

MULTIPLE HEARTH INCINERATOR • The new MACT standards will also apply to the Bldg. 95 multiple hearth incinerator at the King's Landing Wastewater Treatment Plant.

Towards the end of 2001, a series of air tests were completed to determine if the multiple hearth incinerator was capable of operating in compliance with regulatory requirements. A trial burn test report was recently submitted to the EPA and DEC for their review. The test results indicate that the overall destruction and removal efficiency of the multiple hearth incinerator is better than (above) the minimum required level of 99.99%. Specific tests for particulate emissions and dioxins/furans were also better than (well below) the maximum emission limits established. The data obtained from these tests will be used to make changes to pending permit applications, such as the Kodak Park Title V air permit, and the Part 373 permit required by the Resource Conservation and Recovery Act (RCRA), and will eventually be incorporated into a multi-pathway risk assessment for Bldg. 95.

Kodak Park Team STORIES

WATER USAGE REDUCTION ACHIEVED • As one of the world's largest manufacturing complexes, Kodak Park has a pretty big thirst for water—more than 10 billion gallons of water were utilized at the site during 2001. That equates to about 28 million gallons a day.

While those are big numbers, they're also significantly less than the prior year because of a major new water conservation campaign led by a site team. Water usage in 2001 declined by 1.6 billion gallons, or by about four million gallons a day. (By comparison, the 1.6 billion gallons is about equivalent to the two-week output of the Monroe County Water Authority's Shoremont Plant in Greece that services more than 400,000 customers.)

A large majority of KP's water usage is for heating and cooling purposes. It is utilized to produce steam, and is also circulated through the many cooling towers across the site.

KP operates its own water system, drawing water from Lake Ontario directly into its own Lake Station treatment facility to make it suitable for use in manufacturing operations. It's a bountiful resource for sure, but one that's not free, notes Gary Wainwright, who leads the site team that is driving the water conservation initiative.

"There is a cost to treat the water for our needs, and for the electricity to pump it uphill to Kodak Park from the Lake Station," he said, "and, since more than eighty percent of the water we utilize is not consumed in our processes, we have the additional cost of purifying the water before it is returned to nature." Wainwright noted that about 24 million gallons of treated wastewater are discharged daily into the Genesee River from the Kodak Park wastewater treatment plant at King's Landing.

Beyond these business costs, though, Wainwright points out that Kodak recognizes its responsibility for being an environmental steward of water resources. The company has established, as one of its five-year environmental goals, a 15% target for reduction in water usage.

During the first half of 2001, the third year of the goal timeframe, the reduction in water usage actually hit the 15% target on a production-indexed basis, but fell back somewhat as manufacturing volumes went down faster than water usage.

The water reductions achieved in 2001 were due to several key projects, according to Wainwright. He points out that the team is comprised of members from across site manufacturing operations that are major water users, as well as those who manage and operate the utilities operations.

The site utilities operation was responsible for about three-fourths of the reductions achieved last year. Norman Ainsworth, a member of the site water conservation team, identified projects at the Bldg. 321 power plant to reduce water usage through more effective recycling of water used for cooling purposes. Ted Cornell and Ron Haskins, refrigeration and water systems operators in Utilities, identified and led projects in their area.

The Synthetic Chemicals manufacturing operation accounted for much of the other portion of the overall reduction through a consolidation of manufacturing facilities. The Silver Recovery operation, another notable contributor, achieved a 20% water usage reduction in 2001, and is targeting a similar percentage reduction this year.

In 2002, to further reduce water usage at KP, projects are being implemented in several operations, including Synthetic Chemicals and Paper Support Manufacturing.

"Our water usage reduction team members are deeply committed to gaining cost savings for Kodak while at the same time preserving natural resources," said Wainwright. "It's a great feeling knowing that our efforts are helping both Kodak and the environment."

INCINERATOR UPGRADE COMPLETED • Faster, better, safer—plus more environmentally friendly and cost effective.

That sums up the work in 2001 of a team of Kodak people who partnered with outside contractors to complete a comprehensive upgrade of the air emission control system for KP's Bldg. 218 chemical waste incinerator.

It's a pretty impressive accomplishment to complete a $12 million capital project involving construction of new facilities and installation of massive air emission control equipment in only nine months. It's even more impressive when you consider that the project was completed:

- In near flawless fashion,
- For $1 million less than originally anticipated, and
- Without a single lost-time injury to any of the workers involved in the project.

The Kodak team accomplished all that, and put the new air emission control system into operation by November 2001—almost two years ahead of the regulatory compliance date to meet the new, federal Maximum Achievable Control Technology (MACT) standard. The upgrade, utilizing proven, state-of the-art technology, is expected to further reduce air emissions of particulate, metals and dioxins by 50-80%.

Selection of the technology and design for the new air emission control system was based on a comprehensive evaluation of available options. The system is very similar to one that has been operating successfully for seven years on the multiple hearth incinerator at the KP wastewater treatment plant.

Some 100 Kodak people from a wide variety of disciplines worked to complete the project on this very aggressive timetable, according to Bernie Nee, manager, Utilities Waste Management. They coordinated the efforts of internal resources, several construction contractors and equipment suppliers.

During the construction and installation work, the incinerator had to be kept running most of the time to continue handling the flow of chemical waste that cannot be recovered or recycled. Once this work was complete, the incinerator was shut down to allow the new emission control system to be brought on-line.

The team's thorough planning and expert execution kept the shutdown period minimized to only three weeks. During the shutdown and subsequent startup of the new system, chemical waste was stored for future treatment. Nee notes that even with the greatly increased inventory and extra handling required during this backlog period, there were no spills or other incidents.


VARSITY

"Looking back at the project, it's clear that our team members brought together diverse skills and talents and worked as one team," Nee said. "They knew it would be very difficult to accomplish all of our goals, but they were determined to succeed, and they did."

Responding To Community Concerns

HOW ARE WE DOING? • For more than ten years, Kodak Park (KP) plant neighbors have been asked to provide feedback to Kodak regarding awareness of KP community programs and services, their view of KP environmental performance, their overall perception of KP, and the role of KP in the community. The information gathered is used to help measure the effectiveness of community outreach activities at Kodak Park.

Results from the written and telephone surveys conducted in 2001 indicate that most plant neighbors have a favorable opinion of operations at Kodak Park, adding to the positive views from previous years. More than eight out of ten people surveyed (86%) had a positive perception of Kodak Park and an overwhelming percentage (96%) agreed that "KP is an asset to the community." Similarly, 81% of those surveyed agreed that KP is a good neighbor to those living near the plant, and 92% thought Kodak is responsive to public concerns.

TELEPHONE SURVEY RESPONSES

On a scale of 1 to 10 where 1 is unacceptable and 10 is the best it could be, please rate Kodak Park on the following:

Control of:	Year 2001 Telephone Survey Responses	Range of Survey Responses (1992-2001)
Water Pollution	6.4	5.5 – 6.6
Air Pollution	5.5	5.1 – 6.2
Noise	7.8	6.9 – 7.8
Particulate	6.2	5.4 – 6.5
Odors	5.9	4.8 – 6.0

When asked to rate KP environmental performance:

- 89% of survey respondents indicated that Kodak Park has improved its control of pollution in recent years.
- 85% indicated that KP takes an active role in protecting the environment.
- 85% of respondents agreed that Kodak works hard to keep its pollution to a minimum.
- 94% said that Kodak's environmental performance is the same or better than other U.S. companies.

SETTLEMENTS • In March 2001, Kodak agreed to pay a $25,000 fine to the U.S. Department of Transportation for alleged violations of the Hazardous Materials Regulations. In July 2001, Kodak agreed to pay a $175,000 fine to the U.S. Environmental Protection Agency for alleged failure to comply with regulations associated with the Resource Conservation and Recovery Act (RCRA) related to air emission standards for organic hazardous wastes. In December 2001, Kodak agreed to pay a fine of $70,000 for violations of Volatile Organic Compounds (VOC) Reasonably Available Control Technology (RACT) requirements applicable to the Synthetic Chemicals manufacturing area.

PROGRAM AND SERVICES • Probably the most visible way Kodak Park communicates with the community is through its *Update* newsletter. Five times a year this publication is sent to approximately 13,500 plant neighbors and more than 18,000 KP employees in an effort to keep people informed about developments at Kodak Park.

The Neighborhood Information Center (NIC), located near the west end of the Bldg. 28 lobby at 200 West Ridge Road, has been in operation for more than ten years and is open to anyone seeking information about Kodak Park-related issues. Knowledgeable staff members are available to assist visitors between 8:00 a.m. and 5:00 p.m., Monday through Friday.

Plant neighbors who wish to express a concern about plant operations can call the KP Environmental Concerns Line at (585) 477-4500. This phone number is available 24 hours a day, every day of the year.

Kodak Park proudly sponsors a Community Advisory Council (CAC) with members representing local government, school districts, plant neighbors, and special interest groups. The CAC continues to meet monthly to improve the exchange of information between KP and the community.

KP representatives also meet twice a month with members of specific neighborhoods adjacent to the plant. These meetings usually involve in-depth discussions of issues raised by the neighbors as well as topics suggested by plant personnel.

COMMUNITY SUPPORT AND OUTREACH • Support of community events offer Kodak Park employees an opportunity each year to personally demonstrate their commitment to the environment and develop an understanding of local issues. In 2001, KP employees participated in such community outreach events as environmental fairs, student projects and interviews, and school workshops and presentations.

COMMITMENT • Manufacturing operations can impact plant neighbors in a variety of ways. Kodak Park remains committed to addressing the concerns of plant neighbors and anticipating how projects within KP might affect neighborhoods adjacent to the plant. Calls from plant neighbors are investigated through the Neighborhood Complaint Response Program. Each call is investigated thoroughly and investigation results are shared with the neighbor and plant management. In 2001, this commitment was exemplified through:

- Sustained performance in reducing odors from the King's Landing Wastewater Treatment Plant resulting in a ten-fold decrease in odor complaints since 1998.
- Cooperation with government agency health and environment officials to clean up materials and resolve numerous employee and neighborhood concerns associated with an accidental release from the polyester film base manufacturing area (Bldg. 317).

A Decade of Progress

1991
The first Annual Community Survey of plant neighbors is conducted to collect valuable feedback and perceptions about Kodak Park.

1992
Kodak Park achieves a 52% reduction in its air emissions of 17 targeted chemicals three years ahead of its voluntary commitment to reduce emissions by 50% through participation in EPA's 33/50 Program.

1993
Work begins on a multi-million dollar CFC Reduction Program to significantly reduce emissions of this environmentally disruptive substance.

1994
A seven-year, $25 million program is completed to eliminate all electrical transformers containing PCBs, a type of coolant identified as a major environmental threat if leaked or spilled.

Kodak Park's Neighborhood Information Center receives local and national recognition for its neighborhood relations and environmental communications efforts.

Acetate Film Base Manufacturing operations achieve 99% control of methylene chloride emissions through a combination of source reduction and control initiatives, helping Kodak Park achieve an overall 63% reduction of emissions of this chemical.

Kodak joins EPA's WasteWiSe program as a charter member and receives recognition for "outstanding contributions."

1995
Kodak is recognized by the EPA with an "Environmental Champion" Award for its voluntary initiative in reducing air emissions of targeted chemicals.

1996
The Synthetic Chemicals department installs a new form of air emissions control called Bioton, which uses microorganisms to treat organic air emissions from its operations.

1997
The King's Landing Wastewater Treatment Plant completes its 30th year of operation. It has been regularly upgraded to meet ever-strengthening discharge standards set under its state operating permit.

1998
A $15 million Regenerative Thermal Oxidizer begins operation and demonstrates significant reductions in air emissions from KP's Solvent Coating operations.

1999
Kodak announces comprehensive corporate environmental goals, setting aggressive targets to further reduce environmental emissions, waste, water usage, and energy consumption in worldwide manufacturing operations.

Kodak completes its Value Protection Program (VPP), a ten-year commitment to restore normal real estate conditions to areas around Kodak Park.

Kodak Park achieves ISO 14001 registration, gaining international recognition for its environmental management system.

2000
Work begins on upgrades to the Bldg. 218 air emission control equipment designed to meet new, lower air emission (MACT) standards.

Kodak partners with EPA to apply the Pollution Prevention Framework (P2 Framework) to early product development under EPA's Project XL Program.

Phase 1 of Kodak Park's CFC Reduction Program is completed resulting in a 92% decrease in emissions of CFC's from Kodak Park since 1993.

2001
A $12 million upgrade is completed and operations begin at Bldg. 218 with new air emission control equipment designed to meet new, lower air emission (MACT) standards.

Kodak assembles a panel of leading independent scientists to serve on a Pollution Prevention Advisory Panel as consultants on issues related to the company's environmental performance.



Inside this Issue

Issue 4

July 2002

A newsletter to our neighbors near Kodak Park

Update

Air emission reductions continue; Methylene chloride reduction reaches goal

Federally-reportable air emissions from Kodak Park dropped 12% in 2001 to 3.8 million pounds, bringing the overall reduction since 1987 to 80%.

Those figures are reflected in Kodak Park's annual report of emissions to the U.S. Environmental Protection Agency (EPA) for the 2001 operating year. The report was being finalized as this issue of *Update* went to press.

The 3.8 million pounds of air emissions in 2001 is 15 million pounds less than the amount reported in 1987—the first year of federal emissions reporting—even though EPA has significantly increased the number of chemicals that must be reported.

Total reportable releases to the environment in 2001—air emissions plus discharges to water and releases to land—decreased from just less than 5 million to 4.9 million pounds. This 3% overall decrease was due to substantially reduced methylene chloride emissions, which out-weighed a more than 400,000-pound increase in water discharges of nitrate compounds.

Milestone achieved

Air emissions of methylene chloride during 2001 dropped 40% to 772,000 pounds—the first time reported emissions of this chemical have been below one million pounds per year. Since 1987, annual air emissions of methylene chloride have been reduced by 91%—a decrease of more than 8 million pounds.

During 2001, there was significant emphasis on reducing inventories. Inventory reductions and somewhat lower sales, resulted in unusually low production of acetate film base. This lower production volume, combined with ongoing emission reduction efforts, led to the year's very large reduction in methylene chloride air emissions. During 2002, these emissions are expected to rise somewhat as acetate film base production returns to normal levels.

As part of its worldwide environmental goals, Kodak committed to achieve a 90% cumulative reduction in methylene chloride emissions by January 1, 2004. This reduction commitment was achieved two years ahead of schedule. Since this progress has been primarily attributable to ongoing emission reduction efforts, Kodak remains committed to maintaining this 90% reduction.

With the further reductions in emissions of methylene chloride, hydrochloric acid is now by far the largest reportable air emission from Kodak Park. Hydrochloric acid emissions, which totaled 1.5 million pounds in 2001, are associated with the burning of coal and oil at the two KP power plants.

Reporting requirements were added last year for a class of chemicals known as PBTs—a list of compounds identified by the EPA as being persistent, bioaccumulative and toxic. For the year 2000, Kodak Park reported estimated emissions of dioxins, mercury, polycyclic aromatic compounds and benzoperylene.

Lead added to PBT reporting

This year's report on 2001 emissions will also include lead discharges because EPA has added lead to the PBT reporting requirements and lowered the reportable quantity from 10,000 pounds per year to 100 pounds. (Accompanying articles on pages 3 and 4 provide detailed background and data on the PBT reporting requirement.)

Emissions associated with power production account for approximately 60% of total reportable air emissions. In addition to hydrochloric acid, approximately 780,000 pounds of air emissions of sulfuric acid, hydrogen fluoride, chlorine and barium are associated with KP's coal-burning power plants, which are similar to those operated by public utilities.

(continued on page 2)

Emissions drop—continued from page 1

KP uses its power plants to generate steam that it is unable to get from any other available source. This steam is used throughout KP for heating and cooling purposes in manufacturing processes. The steam is also used to generate electricity in a highly efficient process called cogeneration. The EPA has termed cogeneration to be a "pollution prevention process" because it maximizes the energy value of the fuel burned.

Nitrate discharges up in 2001

As previously mentioned, KP nitrate releases to water increased significantly in 2001, masking solvent reduction efforts in other areas. Nitrates, commonly used in lawn and agricultural fertilizers, are relatively non-toxic substances that are known to contribute to aquatic plant growth in surface waters.

The data indicate that in 2001, nitrate discharges accounted for approximately 92% of Kodak Park's 1.1 million pounds of reportable wastewater discharges—nearly all of which were released from the KP wastewater treatment plant at King's Landing on the Genesee River.

In 2001, land releases from KP increased to nearly 7,000 pounds from about 100 pounds, as a result of the accidental release in May of ethylene glycol and other materials used to make polyester film base at Bldg. 317.

The report to the EPA—a document known as the SARA Report—also quantifies off-site transfers of wastes. About 98% of SARA-reportable chemicals used at Kodak Park are treated or recycled on-site, a reflection of KP's emphasis on taking direct responsibility for dealing with wastes, rather than shipping materials off-site.

SARA Report
Kodak Park Summary
(thousands of pounds)

	1987 (baseline year)	1996	1997	1998	1999	2000	2001
Releases:							
Air Emissions	18,800	6,700	6,249	5,500	4,560	4,280	3,782
Releases to Water	2,270	619	673	657	638	685	1,071
Land Releases	84	0.4	130	31	0.8	0.1	7
Total Releases at KP	**21,154**	**7,319**	**7,052**	**6,188**	**5,199**	**4,965**	**4,860**
Off-Site Transfers:							
Treatment/Disposal	30	339	978	610	220	207	221
Recycle/Recovery	NR	1,726	1,809	1,846	1,800	1,380	611
Total Transfers	**30**	**2,065**	**2,787**	**2,456**	**2,020**	**1,587**	**832**

Ridge Road West reconstruction project underway

Construction crews abound along Ridge Road West as the first phase of the reconstruction project gets underway. This phase involves the total reconstruction and widening of Ridge Road between School 41 (279 Ridge Road West) and Route 390. Related activities include the extension of Eastman Avenue west of Dewey Avenue to connect to Ridge Road, and construction of a new bridge over Mt. Read Boulevard. This is a three-year project with the first year primarily dedicated to relocating numerous utilities.

The prime contractor for this project is Sealand Contractors Corp. Multiple crews from RG&E, Frontier, Time Warner, Monroe County, the City of Rochester, and Kodak also have roles in this reconstruction project. The New York State Department of Transportation (DOT) reminds drivers and pedestrians to stay alert, observe posted and advisory speed limits and be on the lookout for changing traffic patterns, detours and other obstacles in the area.

"Every effort is being made to work safely and minimize the impact of this major construction project on area residents, businesses and workers. We thank you for your patience and apologize for the inconvenience," noted Ken McClenathan a DOT Engineer assigned to provide project information. An Information Hot Line at 234-8158 (Message Only) has been put in place and will inform callers of lane closures and construction activities. Specific questions about the Ridge Road West reconstruction project can be e-mailed to rte104@frontiernet.net or directed to the project field office at 663-1840.

Answer to Kids Corner

Let's work together to improve the environment and make the earth a better place to live.

Kodak Park responds to expansion of PBT reporting requirements

Last year, the U.S. Environmental Protection Agency (EPA) expanded its requirements for reporting of chemicals identified by the EPA as persistent, bioaccumulative and toxic (PBT). In addition to reporting on discharges of dioxins, mercury, polycyclic aromatic compounds and benzoperylene, first required last year, Kodak Park this year is also reporting discharges of lead during 2001.

About 1,400 pounds of lead were discharged in 2001, with approximately 370 pounds released to the air and most of the rest discharged to the Genesee River from Kodak Park's wastewater treatment plant. Power plant emissions are the source of more than 80% of the lead released to the air from Kodak Park.

Kodak Park will also report that the amount of dioxins discharged to the environment during 2001 rose to approximately 7 grams, with about half going to the air and half discharged to water. This increase is a result of monitoring actual emissions from some key emission points.

Dioxins are emitted primarily from combustion sources. At Kodak Park, these sources include the two power plants, pollution control devices, silver recovery processes, incinerators (primarily the Bldg. 218 chemical waste incinerator) and diesel trucks. It is important to note that these discharges have the "toxic equivalency" (TEQ) of less than one-fourth of a gram. (See article on page 4 for an explanation of TEQ.) Kodak Park will also report that about 35 grams of dioxins were destroyed by on-site treatment and were not released to the environment, while two grams of dioxins were transferred off-site.

Increased mercury discharges are due to the natural variability of mercury content in coal, based on analytical data from actual coal samples. Total reported mercury discharges have increased from about 29 pounds to about 70 pounds with most of this amount being released to the air. About 97% of the 66 pounds of mercury air emissions from KP are tied to KP's two power plants.

There is no evidence of any health impacts from Kodak's discharges of PBT chemicals, and risk assessment tools provided by the EPA confirm that these emissions do not pose a significant threat to public health or the environment. Furthermore, industrial emission sources have passed stringent regulatory permit procedures designed to provide a high degree of protection. Discharge limits have also been significantly reduced over the years—a process that continues.

According to the EPA, dioxins emissions from all sources in the U.S. have fallen by almost 92% since 1987. The EPA notes that regulatory actions, along with voluntary industry initiatives, have so greatly reduced emissions of dioxins from industrial sources that they are no longer considered major sources of dioxins in the U.S. In fact, the EPA projects that backyard trash burn barrels will soon account for 58% of dioxins emissions. (See the pie chart on page 4 for a detailed breakdown of sources of dioxins.)

For its part, Kodak Park has reduced use of coal by nearly 14% since the early 1990s through energy conservation initiatives. Further steps to reduce power plant discharges and reduce energy usage are being taken.

In addition, late last year, Kodak completed a $12 million upgrade to the air emission control system at the Bldg. 218 chemical waste incinerator. This upgrade is expected to reduce air emissions of dioxins, metals and particulates by 50–80%. While dioxins emissions from the Bldg. 218 incinerator have been the focus of attacks by a Buffalo-based environmental activist group, the EPA notes that in the United States, hazardous waste incinerators represent only 3/10ths of one percent of total discharges of dioxins.

"Kodak is taking responsibility and addressing concerns about the need to reduce discharges of PBT chemicals," said Scott Summers, director, Rochester Site HSE Services. "We will continue working to reduce our impact because this community is our home, and we care about the quality of the environment."

Kodak falcon accepts a new mate

This year, the peregrine falcon family atop the Kodak Office Tower took on a slightly different look when a new mate showed up with Mariah—the female peregrine falcon that has nested at this location since 1998. The new male was given the name "Kaver", meaning "a gentle breeze" in the Hebrides (a 150-mile island chain near Europe). The whereabouts of Cabot-Scirocco, Mariah's previous mate, is unknown although many in the birding community suspect he is dead.



Mariah (left), the returning female, is seen standing atop the nest box with her new mate Kaver.

In May, two baby falcons were born from a clutch of four eggs. The New York Department of Environmental Conservation (DEC) banded each bird at approximately four weeks of age with a unique, numbered band that helps track the birds' migratory patterns. The DEC staff also collected the two remaining eggs and will study them for clues as to why they didn't hatch. The young falcons are expected to begin flying at the beginning of July.



Mariah seems to be keeping a watchful eye out while the young falcons peer out over the Rochester skyline.

For a complete history about the Kodak falcons visit www.kodak.com/go/birdcam.

Questions and answers regarding PBT chemicals

What are dioxins?

Though often lumped together as one class of material, there are actually 210 different compounds that are collectively referred to as "dioxins." The U.S. Environmental Protection Agency (EPA) requires companies to report on the 17 dioxin-like compounds that are considered to have biological activity in common with the most toxic form—known as 2,3,7,8-tetrachlorodibenzo-p-dioxin (TCDD).

None of these 17 dioxin compounds are manufactured or utilized commercially. Rather, they occur at very low levels as unintentional byproducts of combustion or chemical processes.

TCDD serves as the reference compound for this class of chemicals, and each of the 17 related materials has been assigned a toxicity value (called the toxicity equivalency factor, or TEF) relative to TCDD. The 17 reported dioxin compounds have TEF values that are up to 1,000 times less toxic than TCDD.

The toxicity of mixtures of these dioxins can be compared by multiplying the concentrations of the individual materials by their respective TEF values to produce a "toxic equivalency," or TEQ. This is useful because it allows comparisons to be made of emissions from different sources. This comparison is not possible when emissions are reported in total grams, because different mixtures will have widely varying amounts of the different dioxin-like components.

What is the toxicity level of the dioxins reported by Kodak Park?

The vast majority of dioxins generated at Kodak Park have TEF values that are much lower than that of TCDD.

However, for reporting purposes under the Toxic Release Inventory (TRI), the EPA does not distinguish the different forms of dioxins or make allowances for differing toxicity levels. The EPA simply requires industries and utilities to report the total generation of all 17 forms of regulated dioxins and not account for their toxicity or whether they are, in fact, released to the environment or totally destroyed on site.

While Kodak Park will report emitting approximately 7 grams of dioxins—about equal to the weight of a quarter—the TEQ of these emissions is about one-fourth of a gram.

Where do dioxins come from?

According to the EPA, most emissions of dioxins come from a wide variety of combustion sources. However, as industrial, medical and municipal sources like incinerators come under even more stringent restrictions, uncontrolled sources account for an increasingly larger share.

Note that the following chart shows that EPA expects home trash burn barrels to account for 58% of such emissions during the 2002–2004 period. (As recently as 1998, burn barrels were estimated to account for 20% of emissions of dioxins.) Similarly, motor vehicles are estimated to be the source of 4%, and home fireplace wood burning is expected to account for 3% of such emissions.

Aren't dioxins increasing in the environment?

No—this is a misperception. The EPA notes that dioxins levels have been decreasing rapidly since the late 1970s, when restrictions began to be implemented. The EPA estimates that emissions of dioxins in the U.S. have fallen by more than 90% between 1987 and 2002.


U.S. Dioxin Inventory
(EPA Estimates for 2002–2004)
0.1% Cigarette smoke
0.3% Hazardous waste incineration
1% Paper industry
2% Cement kilns
3% Medical and municipal waste, and sewage sludge incineration
3% Residential wood burning
4% Vehicles
6% Industrial boilers and wood
6% Smelting/Sintering
7% Utilities
10% Agricultural
58% Backyard trash burning

Where do lead and mercury emissions come from?

In the U.S. and other countries, lead and mercury have been used in small quantities in a wide variety of products.

Mercury has been used in many thermometers, medical and electronic devices.

Tiny quantities are also present in a wide range of other products. Many of these uses are being eliminated, wherever possible, and disposal of devices bearing mercury is tightly regulated for industry. Similarly, uses of lead have been eliminated in many products, including gasoline and paint.

Coal combustion, and to a lesser extent, oil combustion, are the leading sources of mercury and lead discharges from Kodak Park. Mercury and lead, naturally occurring elements, are impurities present in coal and oil. Mercury and lead are discharged into the air as the coal or oil burns in boilers. Nearly all of the lead and mercury air emissions from KP come from coal- and oil-fired boilers at its two power plants.

Are lead emissions from industry linked to lead poisoning in children?

Lead poisoning in children has been definitively linked to exposure to lead-based paint in older homes. As this paint chips and flakes, it can be absorbed by household residents, with children particularly vulnerable to its effects, and prone to directly ingest paint flakes and dust.

On the other hand, air modeling studies indicate that levels of airborne lead from Kodak's power plant emissions are too low to have any impact on community residents. (Remember that the reported emissions numbers represent an annual total, spread out over several thousand hours, and dispersed over a broad area.)

What other PBT emissions will be in Kodak Park's report?

Emissions of benzoperylene, a naturally occurring component of #6 fuel oil, are reported once again to be less than one-half ounce. Reported emissions of PACs were also similar to last year with approximately 3 pounds being released to air and water and 24 pounds being treated on-site. The amount of PACs transferred off-site in 2001 was reduced from about 82 pounds to approximately 8 pounds.

Advisory groups meet

Last year, Kodak formed a Pollution Prevention Advisory Panel (PPAP) consisting of four members from outside the company with expertise in the fields of human health, toxicology, risk assessment and combustion engineering. The panel recently met with Kodak Park's Community Advisory Council (CAC), for a second time, to discuss various environmental issues, including Kodak Park emissions and pollution prevention initiatives. Both groups provide important advice to support Kodak in its commitment to be a responsible corporate citizen.



Members of Kodak's Pollution Prevention Advisory Panel (PPAP) speak with members of Kodak Park's Community Advisory Council (CAC) at the June CAC meeting. Left to right: Bob Buesing (CAC), Russell Kemp and Tom Starr (PPAP), Derek Guest (Kodak HSE Organization), Mike Schifano (CAC), M. "Drag" Anders and Gene Matanoski (PPAP), and David Strong (KP Neighborhood Relations).

DEC sets date for Title V public hearing

The New York State Department of Environmental Conservation (DEC) recently issued two draft Title V air permits covering all federal and state regulated air emissions at Kodak Park.

As part of the DEC's public participation program, a legislative hearing has been scheduled for September 12 at the Holiday Inn—Airport, located at 911 Brooks Avenue. The first session will begin at 2:00 p.m. and a second session will start at 6:30 p.m. The general public is welcome to attend either session and provide written or oral comments about both permits to a DEC administrative law judge.

The DEC will respond to comments received and make any necessary changes to the draft permits before they are submitted to the U.S. Environmental Protection Agency (EPA) for their review.

Both draft permits are on file with the DEC and can be reviewed over the internet at the following website: http://www.dec.state.ny.us/website/dar/boss/afs/draft_atv.html.

Final corrective measures approved by DEC

The New York State Department of Environmental Conservation (DEC) has approved final corrective measures to address soil and groundwater contamination near buildings 351 and 218. Bldg. 351 is located near the north fenceline of KPM—south of the KodaVista neighborhood, and Bldg. 218 is located in the KPX section of KP—behind the Hess gas station on Ridge Road West. The DEC has also approved the final corrective measures planned for the northeast section of KPE—near the intersection of Lake Avenue and Eastman Avenue.

Public hearings were held earlier this year to receive public input on the proposed remediation plans. Following the hearings the DEC addressed the oral and written comments and concerns received during the public comment periods for each project.

The DEC-approved final corrective measures near buildings 351 and 218 will involve maintaining operation of current systems that capture groundwater in these areas until cleanup objectives are met.

Following DEC approval, construction began last month on installation of two new fractured rock groundwater collection systems in the parking lots north and east of KPE.

Mike Zapkin, KP Health, Safety and Environment Organization, helps young visitors learn about environmental topics during the 8th Annual Environmental Fair at the Seneca Park Zoo. Kodak hosted a booth at the May event, which educates local students and residents about the environment and ways to preserve natural resources.





Briana Palmer of Rochester won a giant stuffed Panda bear at a drawing Kodak held during the zoo's environmental fair.

Environmental award recipients honored

Teams and individuals who found new ways to make Kodak Rochester operations more environmentally sound, as well as improve the company's business performance, were recently honored during an environmental awards ceremony. Eleven awards were given in the category of Environmental Innovation, and four awards were given in recognition of exemplary Environmental Leadership. This award program encourages behaviors consistent with operational excellence and corporate citizenship strategies. A similar program, recognizing safety and health activities, was held in April.

Fence replacements planned for July and August

Two sections of the KP fenceline are slated for replacement this summer. Plans are underway to replace the fence that separates homes on the east side of Goodwill Street and homes on the south side of Merrill Street from Kodak Parking Lot #42, in mid-July. In August the fence behind homes on the north side of Rand Street (east of Aster Street) will also be replaced.

Affected residents will be notified of project details and instructions prior to the start of these projects. Questions about this or other operations at Kodak Park should be directed to Cindy Ames at the Neighborhood Information Center by calling 722-1707.

County water main project completed early

The Monroe County Water Authority reports that its project to replace a 36-inch water main between Lake Avenue and Maplewood Drive has been completed ahead of schedule. Villager Construction, the project contractor, had originally planned to complete the work in two phases—February through May, and September through November. Very mild weather conditions contributed to the project's completion in May, eliminating the need for the fall phase of work.

New storm water detention pond to be constructed

Plans are underway to construct a new storm water detention pond south of Weiland Road in the KPM section of Kodak Park. This pond will be located east of Kodak Parking Lot #73 and will be an integral part of controlling storm water runoff from this lot and Weiland Road. The detention basin is designed to be a dry pond—typically without water—and will have a base elevation above the water table.

This project is not expected to have any impact on current or future corrective action activities on the site. Questions about this or other projects at Kodak Park may be directed to Cindy Ames at the KP Neighborhood Information Center by calling 722-1707.



Owl Eyes*—A snowy owl eyes Alice Bryant of Wild Wings during a presentation on birds of prey for students at School 41 (The Kodak Park School). Wild Wings is a non-profit organization that rescues birds of prey that no longer live in the wild due to injury or trauma. The Kodak Writers Team, a group of some three dozen Kodak volunteers at School 41, sponsored the Wild Wings presentation for the second year in a row with a grant from Kodak's "Dollars for Doers" program.*

Kodak Park Environmental Annual Report earns awards

The Kodak Park Environmental Annual Report produced last year has recently won several awards in top international competitions.

The report earned a Bronze Anvil Award for special purpose publications from the Public Relations Society of America. The Bronze Anvil Award recognizes the leading communications tools in several categories from among more than 1,200 entries received from worldwide companies and organizations. The KP report was also recognized with two graphic design awards in the Communicator Awards competition.

The *Update* newsletter editorial team of Cindy Ames, Fred Scott and Chris Veronda has worked with Calm & Sense Communications to produce the Kodak Park Environmental Annual Report for the last two years.

Photos sought for next year's Environmental Annual Report

What image do you have of the natural environment around Rochester? Capture it on film or electronically and submit it for possible use in the 2002 Kodak Park Environmental Annual Report (to be published in April 2003). Images submitted for consideration:

- must be taken in the Rochester area.
- must not contain people or pets.
- must be in color.

Submit your photos electronically to frederick.scott@kodak.com or mail them to Fred Scott at the Kodak Park Neighborhood Information Center, 200 Ridge Road West, Rochester, NY 14652-3413. Please include your name, phone number, and the general location where the picture was taken. Credit will be given to each photographer. Photos must be received by February 1, 2003.

KIDS CORNER

Untangle the letters of the puzzle to reveal an environmental message. Draw a continuous line from letter to letter. Move any direction except diagonally, and use each letter only once. As you go along, spell out the words in the spaces provided below. We found the first few letters to get you started.

Message:

L E T ' S W _ _ _ _

_ _ _ _ _ _ _ _ _ _ _ _ _

_ _ _ _ _ _ _ _ _ _ _ _

_ _ _ _ _ _ _ _ _ _ _ _ _ _

_ _ _ _ _ _ _ _

_ _ _ _ _ _ _ _ _ _ _

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_ _ _ _

L	S	W	A	L	E	T	T	E
E	T	O	C	P	R	H	A	B
T	K	R	E	T	O	T	R	A
O	G	E	T	E	L	A	K	E
T	R	E	H	V	I	M	E	E
O	E	N	V	I	R	D	T	H
I	E	H	T	E	O	N	A	T
M	P	R	O	V	N	M	E	N

Return the completed puzzle to the Neighborhood Information Center and your name will be entered in a drawing to win a new Kodak Advantix Access one-time-use camera with flash.

Kids Corner Puzzle No. 42 Official Entry Rules

1. Only one entry per person will be accepted.
2. Entries must be received at the Neighborhood Information Center by July 31, 2002. Entries may be dropped off or mailed to: Kids Corner, Neighborhood Information Center, 200 Ridge Road West, Rochester, New York 14652-3413. Interplant Mail Code: 23413.
3. The winner will be selected on or about August 10, through a random, witnessed drawing from all the entries received. Odds of winning will be determined by the number of entries. Eastman Kodak Company reserves the right to announce the winner's name.

NAME

PHONE NUMBER AGE

STREET ADDRESS

CITY STATE ZIP

Kodak Park Community Advisory Council

Mission Statement

The Kodak Park Community Advisory Council is the key forum instrumental in improving the exchange of information between Kodak Park and the community, reflecting constituents' present and future interests, so that Kodak Park operates in a way that is responsive to the needs of the community.

Community Members

Bob Buesing	Koda-Vista Neighborhood Association
James Cloonan	Member-at-Large
Dan Coyne	Maplewood Neighborhood Association
Ralph DeStephano	Greece Central Schools
Charlotte Fraser	League of Women Voters
Mark Gregor	City of Rochester
Patrick Hanley	Aquinas Institute
Rob Hochstetler	Trigen-Cinergy Solutions
Ann Howard	Rochester Institute of Technology
Dr. Bob Jones	Center for Environmental Information
Kate Kendall	Irondequoit PTA
Greg Mason	Neighbors Building Neighborhoods Sector 2
Laura McCree	School 41, Rochester City School District
Greg Merrick	Town of Irondequoit
Michael Schifano	Monroe County Division of Pure Waters
Lawrence Sorel	Seneca Park Zoo
Max Streibel	Town of Greece

Kodak Members

John Richardson
Frederick Scott
David Strong
Scott Summers
Christopher Veronda

Neighborhood Information Center 722-1707
Christopher Veronda, *Update* Editor 722-9627
Cynthia Ames, *Update* Technical Editor 722-1770
Frederick Scott, *Update* Technical Editor 722-1662
Kodak Park Environmental Concerns Line 477-4500

PRESORTED STANDARD
U.S. POSTAGE
PAID
Rochester, NY
Permit No. 6

Issue #4, July 2002

Update

Eastman Kodak Company
343 State Street
Rochester, New York 14650


Kodak

Interested in owning your own home?

Last year, Kodak decided to sell a number of company-owned homes on Goodwill Street and Merrill Street. These streets are near the northern boundary of Kodak Park between Lake Avenue and Dewey Avenue.

Louis Zicari, an associate broker with Re/Max First, is managing the marketing of these homes. Shown below are examples of homes currently available for sale. Call Lou at 719-3536 to receive additional information about available homes or to schedule an appointment.



83 Merrill Street
3-bedroom cape with newer roof, siding, furnace and hot water heater. $54,900.



157 Merrill Street
3-bedroom ranch with 1.5 car garage. New carpeting and paint, finished room in basement. $54,900.



170 Goodwill Street
3-bedroom colonial. New carpeting and paint. Excellent mechanics, deep lot. $54,900.



208 Goodwill Street
Classic dutch colonial with 1-car garage. Good condition, needs some exterior work. $55,900.



Inside this Issue

Issue 6

December 2002

A newsletter to our neighbors near Kodak Park

Update

Bldg. 218 air emission tests confirm high degree of control

Air emission test results collected in April and August of this year confirm that the upgraded air pollution control equipment at the Bldg. 218 chemical waste incinerator is performing as designed, reducing key emissions by 50–80%.

These initial test results were obtained during five days of sampling to evaluate emissions of metals, particulate, hydrogen chloride/chlorine and dioxins/furans under different operating parameters and worst case feed conditions. All emission results were well below applicable current and pending federal and state emission standards for this facility.

The upgraded pollution control equipment has been in operation at Bldg. 218 since November 2001. It effectiveness was determined by collecting two sets of emission measurements under six pre-selected sets of test conditions. Data from these tests has been submitted to the New York State Department of Environmental Conservation and the U.S. Environmental Protection Agency for their review and will be used to design comprehensive performance tests that will be performed next year.

"This is great news," noted Scott Summers, director of Kodak Park Health, Safety and Environment. "We were confident that the pollution control equipment selected for this upgrade was the best possible approach for this facility and these data support that decision. The fact that we were able to install this equipment a full year ahead of the regulatory deadline and achieve a substantially better level of control than very stringent pending emission standards is something we are very proud of."

The Bldg. 218 incinerator plays a critical role in treating most of Kodak Park's waste on-site rather than transporting it off-site for treatment.

Kodak continues community grants

The effort to make Rochester neighborhoods safer and more vital continues to move forward as a result of the work of countless community volunteers associated with the city's Renaissance 2010 Plan and the Neighbors Building Neighborhoods (NBN) sector organizations. Many of the NBN's public safety and urban revitalization projects are being made possible through Kodak's R-2010 grant program.

Under the program, Kodak has committed up to $500,000 over a five-year period to support grassroots NBN projects. Through the grant program's first three years, Kodak has funded 29 local projects totaling over $261,000.

"We view corporate citizenship as an essential business strategy, so we continue to strengthen the partnership between Kodak and local neighborhood groups," said Dave Strong, Director of Neighborhood Relations at Kodak Park. "Important opportunities to enhance our neighborhoods are being realized through these grants and the dedication of local volunteers. Together, we are making a difference."

Kodak R-2010 Grants made in 2002 are as follows:

- ATVs for police patrols of parks and trails
- Smoke detectors for hearing impaired (2 sectors)
- Crime prevention CCTV and lighting
- PAC-TAC equipment (2 sectors)
- Disaster training
- Handicapped accessible river docks
- Faith-based safety initiative
- Drug summit and youth festival
- Anti-violence research project

KP Bldg. 308 finds new life

A Kodak Park building that once housed operations to manufacture vitamin E is finding new life serving Kodak as a high-tech process development and manufacturing center.

From the early 1930's until two years ago, KP Bldg. 308 served as the home for Distillation Products Industries, a unit of Kodak, and later Eastman Chemical Company, that produced vitamin E and food products. After Eastman Chemical closed the operation in 2000, the building sat vacant and was being considered for demolition.

However, last year a decision was made to locate a new digital pilot coater for the Manufacturing Research and Engineering unit in the building. The digital pilot coater incorporates a number of advanced capabilities to allow experiments using different techniques for applying coatings to digital imaging media.

Subsequently, NexPress, a joint venture between Kodak and Heidelberg Digital, decided to locate in Bldg. 308 a high-tech operation to produce imaging rollers for its digital color printing machines. These high-tech machines, which are primarily designed to run "on-demand" (smaller run) printing jobs, sell for several hundred thousand dollars, and have received strong response from printing industry customers.

Extensive building renovations began earlier this year and are nearing completion, with installation debug of equipment finishing up in both facilities.

Both of these new operations require close control of temperature and humidity conditions, so new air conditioning systems were installed, supported by two new 400-ton absorption chillers that utilize 75–80% less electricity than standard motor-driven, cooled air chillers. The chiller refrigeration process reduces operating costs by utilizing low-pressure steam from Kodak Park's power plants that would otherwise have been discharged to the atmosphere as waste heat.

Charles Barrentine, KP site manager, noted that significant additional space remains in Bldg. 308, and that the space will be made available for other potential Kodak growth applications.



Doug Korn, Manufacturing Research and Engineering, examines a web of paper being utilized to help test the operation of a new digital pilot coater in KP Bldg. 308.



Libby Hearne, left, manager of Kodak Park Utilities, talks with Raul Santiago, a Utilities engineer, about the features of one of the new energy-efficient chillers installed to support new operations in Bldg. 308.

Kodak maintains ISO 14001 certification for Rochester operations

Kodak Rochester operations recently received notification that their environmental management system has been re-certified as meeting the requirements of the internationally recognized ISO 14001 standard.

In October, an independent auditing team from BVQI (Bureau Veritas Quality International) completed a comprehensive site audit that involved examination of environmental records, procedures, training programs and knowledge of individual employees at several locations across Kodak Park. The auditors ranked many of the programs and initiatives they saw as "best in class." Some of the highlighted efforts included:

- Energy and water use reduction
- Waste reduction and recycling
- Methanol and carbon dioxide air emission reductions
- Emergency preparedness and response
- Communications with neighbors and stakeholders

"It is very gratifying to see the hard work of Kodak employees recognized in such a powerful way," noted Charles Barrentine, site manager for Kodak Park. "We have succeeded in maintaining our ISO 14001 certification for another three years, and the noted improvements in our environmental management system will help us improve our environmental performance for years to come."

Notification practices outlined for substantial changes of use

Owners of sites listed on the New York State Department of Environmental Conservation's (DEC) Inactive Hazardous Waste Disposal Registry must provide 60 days advance notice prior to initiating planned "substantial changes of use."

Among more than 900 sites statewide with such a designation, are the following five areas at Kodak Park: KPE (site number 8-28-071), KPW (8-28-074), KPX (8-28-092), KPM (8-28-082) and the Weiland Road Landfill (8-28-002). On-going activities at these sites include, but are not limited to: construction of sheds, groundwater well installation, installation of safety equipment, improvements to underground utilities, and railroad and road maintenance. **These types of activities will continue to be routinely performed at Kodak Park without separate notification.**

For projects that truly disrupt or expose hazardous waste, potentially increase direct human exposure or significantly interfere with future remedial programs, written notifications will continue to be provided. These notifications will include projects beyond the scope of general operations such as the construction, physical alteration, or demolition of buildings and roadways. For additional information please contact Kodak's Neighborhood Relations Office by calling 722-1707.


KODAK PARK AREA
RIDGE RD
KPE
KPW
KPX
KPM
KPS
DEWEY AVE
LAKE AVE
MT READ BLVD

KPE, KPW, KPX, KPM, and the Weiland Road Landfill are the areas of Kodak Park listed on the DEC's Inactive Hazardous Waste Disposal Registry that includes more than 900 sites in New York State.

Permit change approved

The New York State Department of Environmental Conservation recently approved proposed revisions to Kodak Park's existing New York State Pollutant Discharge Elimination System (SPDES) permit. As previously reported in *Update*, the DEC had reviewed Kodak's proposed changes and issued a draft revised permit earlier this year, which was open for public comment.

Public comments have been addressed and the final revised permit went into effect this month.

Answer to Kids Corner

Across
5. Cardboard
10. Milk
11. Ore
12. Single Use Camera
13. Glass
16. Landfill
17. Aluminum
18. Tin
20. Conserve

Down
1. Compost
2. Water
3. Wood
4. Newspaper
6. Arrows
7. Motor Oil
8. Blue
9. Petroleum
10. Magazine
14. Energy
15. Plastic
19. Tire


Kodak Park
MANUFACTURING
LOGISTICS
AND TECHNOLOGY
CENTER
for
THE
WORLD LEADER
IN IMAGING

***Sign Up**—Installation of this sign provided the last touch for the new drop-off loop adjacent to KP Bldg. 28 (Theater on the Ridge/Recreation Center). The lighted sign is visible from Ridge Road and features Kodak Park's identifying themeline: Manufacturing, Logistics and Technology Center for the World Leader in Imaging. The new drop-off loop features a landscaped island, two flag poles and several benches. It improves site appearance in this highly visible location, while also providing better safety for visitors and employees at this busy main entrance to the site and Bldg. 28.*

Kodak employee receives "Building a Better New York" award

The Business Council of New York State recently honored Linda Liszewski with its "Building a Better New York" award to recognize her significant contributions to the Council's efforts to create an economic renaissance for New York and New Yorkers.


Linda Liszewski

Linda has been an environmental management specialist working in Rochester for Kodak's Health and Environmental Laboratories for nearly twenty-five years. As an active participant in the Business Council's environmental advocacy efforts since the mid-1980's, Linda has also supported the extensive involvement of other Kodak representatives in many of the Council's environmental initiatives.

"I was glad to hear of the Business Council's choice for this year's award," noted Scott Summers, director of Health Safety and Environment at Kodak Park. "Linda's dedication and contributions to the Business Council's environmental committee and advocacy efforts have been extraordinary and a true benefit to businesses and the residents of New York State."

Site drill tests emergency readiness

Handling an emergency correctly is no accident. It takes clear thinking, appropriate actions, and frequently involves the coordination of skilled personnel. And, like many complex tasks—*practice makes perfect.*

Such has been the case when preparing to handle emergencies at Kodak Park. Practice drills are used to routinely test readiness and make adjustments as necessary. "One of the biggest things we focus on during emergency planning is communications," said Brian Koster, Kodak Fire and Emergency Services. Brian is responsible for the design and coordination of site emergency planning. "Appropriate actions and coordination of resources become highly dependent on good communications."

During a recent Kodak Park drill, a new dimension was also added to the planning phase. "World events have made us rethink the way we prepare for onsite emergencies," said Koster. "We decided to stage an original incident involving the release of a flammable liquid and add a 'second credible threat' involving a site security breach. Our interest was to get emergency responders to think beyond the original incident."

When the alarm sounded, Kodak Fire and Emergency Services personnel sprung into action. Within minutes, responders were at the scene and members of Kodak Park's Crisis Management Team had been summoned via pager to report to the Emergency Operations Center in Bldg. 56. From that vantage point, Crisis Team members were able to establish direct communication links with responders at the scene as well as connect with various support personnel throughout the Rochester area.

One of the objectives for the drill involved the coordinated use of mutual aid, which included support from Guardsmark Security, Worldwide Corporate Security, Rochester Fire and Police Departments, Greece-Ridge Fire Department, Rural Metro Ambulance, Kodak Rochester Transportation and Kodak Medical. The intention was to have everyone work together and learn from the event.

When the drill was terminated, dozens of people, including ten members of the Kodak Park Community Advisory Council who had observed the drill, assembled for a debrief session. "There are always opportunities for improvement" said Koster, as he closed the session and put the finishing touches on an action register collected with input from all participants. "We'll never stop trying to get better at this."

Special advisory to KPW area residents

Although shallow groundwater beyond the boundaries of KPW is generally not contaminated, organic chemicals are known to be present in deeper bedrock layers south of KPW, the section of Kodak Park between Dewey Avenue and the railroad crossing. Groundwater is not currently a source of drinking water in this area.

Due to the possible existence of contaminants in off-site groundwater, property owners and residents should remain connected to the municipal potable water system that is currently supplying water to their property. Wells should not be developed in this area for the use or consumption of groundwater.

Let it snow, let it snow, let it snow...

During the early winter season as this issue of ***Update*** went to press, Rochester had already received some two feet of snowfall. In an "average" winter, we usually get about seven feet of snow. So Kodak Park crews are prepared to battle the white stuff whenever it arrives.

The Kodak Park "snow team" is responsible for clearing 150 acres of parking lots, 30 miles of roads and 20 miles of sidewalks. During periods of significant overnight snow accumulation, snow team members must begin work in the early morning hours to have parking lots, roads and walks cleared and safe for employees arriving and leaving work at the morning shift change.

Heavy trucks and equipment utilized to clear parking lots are required by law to have working backup alarms. However, utilization of big "pusher blade" snow plows and better parking lot design have cut down on the length of time crews must work to clear each parking lot. Another measure to minimize disruption to neighbors is to generally limit hauling of heavy snow accumulations, when required, to daylight hours.

As always, neighbors can call the Environmental Concerns Line at 477-4500 to report any concerns regarding Kodak Park operations.

Kodak Park employee helps train guide dog

Sleeping on the job? It's quite expected for guide dogs in training, as was learned by employees in Customer Order Services in Bldg. 601 at Kodak Park.

They became accustomed to seeing colleague Ed Wesley being accompanied by a Black Labrador dog. The dog, named Lucky, came to work with Wesley for about three months as part of her training to become a guide dog for a visually impaired individual. Wesley and his family had Lucky from when she was a young puppy until she turned one-year-old.

"The period she was with our family was designed to acclimate her to a wide range of experiences, so we took her everywhere we went," said Wesley. "The time she spent with me at work obviously was designed to get her used to the routine of going into a workplace on a regular basis."

Wesley said that his management was very supportive of Lucky joining him at work after he broached it with them, and his coworkers welcomed her warmly. It wasn't like having a family pet at work, though, he noted. Besides the fact that Lucky, like many other dogs, slept a large portion of the time, she was not permitted to play whenever she left the Wesley home.

"Whenever we took her out, she wore an Upstate Guide Dog Service coat identifying her as a dog in training," Wesley said. "The coat also served to let the dog know that she was on duty and thus at work."

Though she wasn't able to show her playful side, Wesley's coworkers became so endeared to Lucky that they held a going away party for her. Immediately after her stint at Kodak, the Wesley family turned her back over to Upstate Guide Dog Service.

She went through additional months of training with other dogs and a professional trainer, who then matched her with a visually impaired individual in the Rochester area. "Parting with Lucky was tough for our family, but we were comforted knowing that she was one step closer to a very important calling," Wesley said.

Wesley, his wife and their 15-year-old daughter have a family dog named Madeline, a chow mix, as well as three cats. "Madeline at first was jealous of Lucky, but soon became great friends with her," Wesley said. "Lucky also became great pals with our cats and loved to play with them."



Here's Ed Wesley and Lucky at work in Kodak Park Bldg. 601.

As *Update* went to press, the Wesley family was planning on seeing Lucky again at the "graduation" ceremony where she was to receive final certification as a guide dog. At the ceremony, the family will be meeting the visually impaired woman with whom Lucky was completing her training.

The Wesley family had taken into their home another guide dog in training, but he was later found to have a physical impairment that could hinder his service. The dog, named Paddington, was subsequently placed in a private home as a pet.

"We were offered the first opportunity to adopt Paddington, but reluctantly declined because we want to take on another guide dog in training next year," Ed said. "We're just taking a small break now from puppy raising."

Progress on innovative material screening program reviewed with area stakeholders

Government and community stakeholders were recently updated on the status of a project designed to understand and improve the transferability of an innovative material screening program developed in a partnership between Kodak, the U.S. Environmental Protection Agency (EPA) and the New York State Department of Environmental Conservation (DEC). Kodak signed an agreement two years ago to sponsor this project as part of EPA's Project XL program—a national pilot program that tests innovative ways of achieving better and more cost effective public health and environmental protection.

Kodak has been working with the EPA for several years on the pilot tests of a screening program, called the Pollution Prevention or P2 Framework. This program is a computer-based method for predicting potential health and environmental effects of chemicals.

Kodak has verified that use of these EPA-developed computer programs in the early stages of product development, has helped the company identify and develop environmentally and economically sustainable products and processes. "This saves the company valuable time, energy and money getting new products to market," noted Gary Katz, of Kodak's Health and Environment Laboratories. "It also has helped us to improve manufacturing processes, resulting in the generation of less waste."

Kodak is sharing its P2 framework experience with others in the industrial and scientific community interested in using this application to design safer chemicals and reduce waste generation. At the conclusion of Kodak's Project XL, EPA plans to evaluate the effectiveness of this process and determine if regulations should be enacted that would allow the P2 Framework to be more widely adopted.

DEC approves project for reducing Bldg. 317 air emissions

The New York State Department of Environmental Conservation (DEC) recently approved Kodak's proposal for reducing methanol and acetaldehyde emissions from Bldg. 317, located south of the KodaVista neighborhood. This project involves capturing the emissions from several emission points around Bldg. 317 and directing them to an existing nearby thermal oxidizer unit. This upgrade is expected to increase control of these emissions to approximately 98 percent.

Kodak has until the end of February to submit the formal design for this project to the DEC, and installation is tentatively scheduled for completion by mid-November.

Kodak Park works toward a Winning & Inclusive Culture

Some Kodak Park neighbors have been hearing references to the term "Winning & Inclusive Culture" and have wondered what it meant.

It's no surprise that our neighbors have been hearing references to this term because for nearly three years, the Global Manufacturing & Logistics (GM&L) organization has been implementing a strategy to build a Winning & Inclusive Culture at Kodak Park.


CREATING A WINNING & INCLUSIVE CULTURE

In a couple of words, the strategy is about culture change. That is not easy in any organization, but it's particularly challenging at a site as big and complex as Kodak Park with a history dating back to 1891.

"The work to build a Winning & Inclusive Culture is among the most critical factors in our future success at Kodak Park," said William Harvey, who is leading the culture strategy for GM&L on a worldwide basis. "Most studies on major culture change indicate that an organization normally takes ten to fifteen years to complete one, but we must do it much faster than that to help Kodak in successfully addressing its significant challenges."

If culture change is what the strategy is essentially about, the following three descriptors have been used to define a Winning & Inclusive Culture:

1. An organization in which all of us freely contribute our ideas and do our best work.
2. An organization worthy of our talent and participation—a place where people want to work.
3. A diverse organization that is reflective of our customers and community.

There have been a number of initiatives undertaken over the last three years in support of building the new culture. Significant efforts have been put into strengthening leadership at all levels and in strengthening the Human Resources organization.

A unique initiative in support of strengthening leadership is a Leadership Assessment and Development Center. The center identifies and trains employees who are forming the pool for future leadership openings at the site.

In an extensive cover article featuring this initiative, *HR Executive* magazine noted that in reshaping its culture, "Kodak starts at the top by reinventing the way leaders are assessed and trained." The magazine further noted that unlike other companies, Kodak has allowed any employee who thinks he or she has leadership talent to pursue training.

More than 1,400 employees have taken an initial one-day course called "So You Want To Be a Leader." For those who choose to follow through, there are a series of further classroom sessions and self-study exercises. Successful completion of these steps leads to a "Level 1" certification that qualifies the individual for an internship in a group leader or supervisor role.

Last spring, the first group of candidates graduated with Level 1 certification. A subsequent "Level 2" certification qualifies the individual to be appointed to an established leadership position. Several graduates have now assumed leadership positions.

In addition to the comprehensive leadership development initiative, a number of different education and mentoring programs have been offered to all employees at both the site and individual department levels. Some 350 employees have gone through an intensive education program to qualify them as "Advocates" for the culture change.

The Advocates program involves 17 days of formal training, supplemented by a wide variety of informal experiences. Many have enthusiastically described the program as a life-changing experience. The Advocates act as "seeds of change"—a change that begins with one person at a time modeling behaviors for the new culture.

City police and Kodak attend joint leadership workshop

An organization's ability to make successful changes in its culture is often dependent upon the skills and dedication of its leaders.

Last month, leaders from Kodak's Skilled Resources Division (SRD) met with police captains from the City of Rochester Police Department for a leadership workshop. Ted Steans, division manager, and Police Chief Bob Duffy brought their leaders together for this unprecedented four-hour event.

Participants shared experiences regarding implementation of culture change initiatives in their respective organizations. They also learned that public sector and private sector leaders are facing similar challenges in doing so, and that traits of successful leaders in either environment are quite similar.

Approval received for demolition of Bldg. 58

Plans have been approved for the demolition of Bldg. 58 next spring. Bldg. 58 is located just west of Lake Avenue near the intersection of Lake and Ridge Road West.

The first step of this process will be to relocate remaining tenants and equipment. Some utility lines will need to be moved and preparations for the building demolition will begin in January.

The actual demolition of the building will likely begin some time in April and will be completed in August 2003. It is expected that the noisy aspects of this project will be conducted between the hours of 8 a.m. and 6 p.m., Monday through Friday in an effort to minimize the impact of this operation on adjacent residential neighborhoods.

Any questions or concerns regarding this project should be directed to Cindy Ames at the Neighborhood Information Center by calling 722-1707.

KIDS CORNER

Support Recycling



Across

5. corrugated
10. boxed fluid
11. mined for metals
12. award-winning Kodak product designed for recycling (3 words)
13. easily broken recyclable
16. final resting place for trash
17. metal used in soft drink cans
18. common can
20. save

Down

1. decayed plants
2. ingredient of paper manufacturing
3. another ingredient of paper
4. can be read and recycled daily
6. recycling symbol (pl.)
7. car fluid most often recycled (2 words)
8. color of recycling bin
9. ingredient in plastic
10. glossy paper product
14. power
15. pop bottle
19. paper source

Return the completed puzzle to the Neighborhood Information Center and your name will be entered in a drawing to win a new Kodak Advantix Access one-time-use camera with flash.

Kids Corner Puzzle No. 43 Official Entry Rules

1. Only one entry per person will be accepted.
2. Entries must be received at the Neighborhood Information Center by January 31, 2003. Entries may be dropped off or mailed to: Kids Corner, Neighborhood Information Center, 200 Ridge Road West, Rochester, New York 14652-3413. Interplant Mail Code: 23413.
3. The winner will be selected on or about February 7, through a random, witnessed drawing from all the entries received. Odds of winning will be determined by the number of entries. Eastman Kodak Company reserves the right to announce the winner's name.

NAME

PHONE NUMBER AGE

STREET ADDRESS

CITY STATE ZIP

Kodak Park Community Advisory Council

Mission Statement

The Kodak Park Community Advisory Council is the key forum instrumental in improving the exchange of information between Kodak Park and the community, reflecting constituents' present and future interests, so that Kodak Park operates in a way that is responsive to the needs of the community.

Community Members

Bob Buesing	Koda-Vista Neighborhood Association
James Cloonan	Member-at-Large
Dan Coyne	Maplewood Neighborhood Association
Ralph DeStephano	Greece Central Schools
Charlotte Fraser	League of Women Voters
Mark Gregor	City of Rochester
Rob Hochstetler	Trigen-Cinergy Solutions
Ann Howard	Rochester Institute of Technology
Dr. Bob Jones	Center for Environmental Information
Kate Kendall	Irondequoit PTA
Greg Mason	Neighbors Building Neighborhoods Sector 2
Greg Merrick	Town of Irondequoit
Michael Schifano	Monroe County Division of Pure Waters
Lawrence Sorel	Seneca Park Zoo
Linda Storti	School 41, Rochester City School District
Max Streibel	Town of Greece

Kodak Members

John Richardson	Scott Summers
Frederick Scott	Christopher Veronda
David Strong	

Neighborhood Information Center 722-1707
Christopher Veronda, *Update* Editor 722-9627
Cynthia Ames, *Update* Technical Editor 722-1770
Frederick Scott, *Update* Technical Editor 722-1662
Kodak Park Environmental Concerns Line 477-4500

PRESORTED STANDARD
U.S. POSTAGE
PAID
Rochester, NY
Permit No. 6

Issue #6, December 2002

Update

Eastman Kodak Company
343 State Street
Rochester, New York 14650



Last chance to submit photos

The deadline for submitting photos for possible use in the 2002 Kodak Park Environmental Annual Report (published in April 2003) is fast approaching. Photos may be submitted as hard copy prints or electronically and must be received by February 1, 2003.

Images submitted for consideration:
- Must be taken in the Rochester area.
- Must not contain people or pets.
- Must be in color.

Submit your photos electronically to frederick.scott@kodak.com or mail them to Fred Scott at the Kodak Park Neighborhood Information Center, 200 Ridge Road West, Rochester, NY 14652-3413. Please include your name and phone number and the general location where the picture was taken. Credit will be given to each photographer.

Interested in owning your own home?

Last year, Kodak decided to sell a number of company-owned homes on Goodwill Street and Merrill Street. These streets are near the northern boundary of Kodak Park between Lake Avenue and Dewey Avenue.

Louis Zicari, an associate broker with Re/Max First, is managing the marketing of these homes. Shown below are examples of homes currently available for sale. Call Lou at 719-3536 to receive additional information about available homes or to schedule an appointment.



151 Merrill Street
3-bedroom ranch with updated eat-in kitchen, fresh paint and 1-car garage. $50,900.



183 Merrill Street
3-bedroom ranch with 1.5-car garage, remodeled kitchen, and excellent mechanics. $52,900.



164 Goodwill Street
3-bedroom colonial with newer roof and vinyl siding, 2-car garage and enclosed front porch. $53,900.



168 Goodwill Street
3-bedroom colonial with partially finished attic, enclosed front porch, deep lot and shed. $52,900.

NOV 1 9 2002
LEGAL DEPT.

Don Naulin
8 Baymon Dr.
Rochester, NY 14624

Joyce Haag
Legal Department
Eastman Kodak Company
Rochester, NY 14650-0218

November 15, 2002

Dear Ms. Haag:

Enclosed please find the shareholder proposal I wish to submit for a vote in 2003.

I hereby agree to continue to hold my stock until at least June of 2003 or after this proposal has been voted upon. Please do not hesitate to contact me if you have any questions. Thank you.

Sincerely,



Don Naulin

Enclosures

Eastman Kodak

Adopt A Non-Toxic Chemicals Policy

Whereas, dioxins and many similar chemicals containing chlorine are extremely toxic, get more concentrated higher on the food chain (bioaccumulate) and are found in food and mothers' milk at levels that cause negative health effects in children;

Whereas, while the Environmental Protection Agency has found that any emission of these extremely toxic pollutants is of concern, and many governments are working toward their virtual elimination, companies are not required to develop and report options for eliminating these polluta nts under existing federal laws;

Whereas, exposure to these pollutants is associated with many health effects, including cancer, diabetes, endometriosis, immune dysfunctions and a range of children's developmental and learning problems;

Whereas, these pollutants are often created inadvertently, by reactions involving chlorine, in many industrial processes;

Whereas, generating these pollutants is known to be unnecessary and costly to companies and economies, because their generation can be eliminated cost effectively with sound planning based on sound information;

Whereas, processes used by Eastman Kodak at Kodak Park generate these pollutants, including dioxins, the most toxic synthetic chemicals known; and Kodak's *Vision of Environmental Responsibility* affirms: "Eastman Kodak is recognized as a world-class company, and the leading imaging company, in protecting the quality of the environment and the health and safety of its employees, customers, and the community in which it operates;" indicating that we have an obligation to demonstrate leadership in researching and implementing processes which result in virtual elimination of these pollutants.

BE IT RESOLVED: The shareholders request that Kodak: 1) Adopt a plan for virtual elimination of persistent bioaccumulative pollutants at Kodak Park which A) identifies, for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants, and options for elimination of these chemicals, and B) implements the most effective option; and 2) Provide an annual summary report to shareholders on these virtual elimination options and progress toward these goals.

Supporting statement

This policy makes business sense because preventing pollution is cost effective in the short term and avoids costly long-term liabilities related to toxic chemical exposures.

It will improve our company's image if Kodak goes beyond its existing policy to minimize pollution and joins the new efforts for virtual elimination of toxic bioaccumulative pollutants.

This builds upon existing Kodak efforts to implement non-toxic production strategies.

If you AGREE, please mark your proxy for this resolution.

FAX COVER SHEET
Eastman Kodak Company
Legal Department
Rochester, New York

DATE: January 27, 2003

TO: Mr. Frank Green
Securities & Exchange Commission
202-942-9531

FROM: James Quinn
Telephone: (585) 724-4368
Fax: (585) 724-9549

Here is the proposal from Mr. Don Naulin.

Total number of pages including cover: 3

Donald E. Naulin
8 Baymon Dr.
Rochester, N.Y. 14624

Office of Chief Counsel
Division of Corporate Finance
Security and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington, D.C. 20549

January 30, 2002

ATTN: Office of the Chief Council
Room 3026

RE: Response to Kodak Submission Pursuant to Rule 14a-8(j)
Shareholder Proposal of Donald E. Naulin

Dear Sir / Madam,

This letter is in response to Eastman Kodak Company's belief that the shareholder resolution "Adopt A Non-Toxic Chemical Policy" may be omitted from the company's proxy statement relating to its 2003 Annual Meeting of Shareholders. For the reasons set forth below, I respectfully request the Division to recommend enforcement action if my proposal and supporting statement is omitted from the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.

The resolution asks Kodak to adopt a non-toxic chemicals policy. The policy would target persistent, bioaccumulative toxic chemicals ("PBT's"), with a focus on the class of chemicals know as dioxin. The resolution first asks for the virtual elimination of PBT's at Kodak Park by identifying for each building, all inputs and uses of chlorine, any sources of dioxin and other PBT's while finding options for elimination of these chemicals and implementing the most effective. The second request is an annual summary report to shareholders on these virtual elimination options and progress towards these goals.

Emissions of Persistent Bioaccumulative Toxic Chemicals

Kodak argues that the actions requested in this resolution are already incorporated into their policies, practices and procedures. But from my research, it is clear that Kodak has not "substantially implemented" this resolution.

Kodak claims that it has already reduced its emissions of PBTs, however recent research shows that some PBT emissions have actually increased from 2000 to 2001. For example, according to Kodak's *Update* newsletter, "total reported mercury discharges have increased from about 29 pounds to about 70 pounds with most of this amount being released to the air." In addition, Kodak has reported that their dioxin emissions increased from 5 grams (2000) to 7 grams (2001). If Kodak had actually been implementing this plan, there would not have been an increase in emissions.

In 2000, Kodak ranked #1 in the state of New York for total dioxin releases. Kodak released more dioxins to water than any other facility in New York. In addition, the Kodak Park facility in Rochester ranked among the top 100 facilities nationwide for TRI releases of dioxin to air and water in 2000 (Toxic Release Inventory, 2000). Unfortunately, Kodak currently has no plan to reduce or virtually eliminate their dioxin emissions.

Shareholders and residents do not have any up to date information about Kodak's dioxin emissions from their Building 218 hazardous waste incinerator. The only information that shareholders and residents have are from a 1992 trial burn. According to this 1992 Trial Burn at Kodak's Building 218 hazardous waste incinerator, Kodak emits an *average* of 139,000,000,000 picograms (pg) of dioxin annually, which results in 544,031,311.15 annual adult doses of EPA's "acceptable" individual limit of dioxin per year. (Worst-case scenario figures are 214,000,000,000 pg/yr) Hypothetically, if each New Yorker (over 17 million people) took an equal share of just Kodak's dioxin (7,726.17 pg/yr), each person would receive approximately 30 times EPA's "acceptable" dose. If just the population of Erie, Niagara and Monroe counties are considered, each person in equal share would receive an annual dose of approximately 72,817 pg/year or 285 times EPA's now outdated, "acceptable" dose of dioxin. Kodak has recently upgraded this incinerator. Shareholders are entitled to know how this upgrade will effect emissions of PBTs at Kodak Park.

While Kodak has reduced the emissions of some of its chemicals, Kodak remains the top manufacturing polluter in New York State and one of the largest emitters of cancer causing chemicals in the nation (Toxic Release Inventory, 2000). A recent report, *Toxic Releases and Health,* recently published in January of 2003 by the United States Public Interest Research Group, found that, "Zip code 14652 in Rochester, New York led all zip codes for emissions of cancer-causing chemicals from 1987 to 2000. Of the 64.4 million pounds of carcinogens released over that period, more than 58 million pounds were air releases of dichloromethane by the Eastman Kodak Co." Kodak Park facility ranked 9th among the top 100 facilities nationwide for TRI releases of dioxin and other carcinogenic chemicals in 2000. Kodak's current approach to their pollution problems is to reduce toxic air and water releases, only to increase land and offsite emissions; the pollution is just shifted from one place to another. From 1992 to 1997, Kodak had a 61% reduction of 36 high volume chemicals to water and a 43% reduction to air. At the same time Kodak chemical releases to land were increased 22-fold; chemicals transferred offsite increased 6 fold.

This is all very important because there are concerns in the community that Kodak's emissions of persistent bioaccumulative pollutants may be linked to health problems in the surrounding neighborhoods. There have been no less than nine state and federal studies on health effects in Monroe County, including a childhood central nervous system cluster investigation. According to the NYSDOH, 446 Monroe County children were diagnosed with cancer between 1983 and 1995. In a separate study, DOH concluded, "women living near Kodak

Park had approximately an 80% greater risk of developing pancreatic cancer." In 1998, the federal Agency for Toxic Substances and Disease Registry (ATSDR) found an excess of thyroid cancers in young girls in Monroe County and recommended an "intensive review" of all childhood brain and spinal chord cancer cases from 1970 through the most recent data available. Currently, five Rochester area families are engaged in a $75 million lawsuit against Kodak alleging the company's emissions caused their children's central nervous system cancers, while Rochester and Greece police officers have sued Kodak over exposure to toxic chemicals during an accidental release to which they responded. According to the National Institutes of Health and National Cancer Institute's *Atlas of Cancer Mortality in the United States 1950 – 94*, Monroe County or its State Economic Area is in the highest 10% for mortality rates from 1970-1994 for cancers of the following sorts: esophagus (white males), larynx (black males), connective tissue (black males & females), breast (white females), ovary (white females), bladder (white males & black females), kidney, renal pelvis and ureter (black males), Non-Hodgkin's lymphoma (white males & black females), multiple myeloma (black females) and other biliary tract (white males).

Reporting of Persistent Bioaccumulative Toxic Chemicals

Shareholders do not have unhindered access to information regarding the virtual elimination of PBT's. Kodak argues that shareholders have detailed access to their chemical releases through their Annual Environmental Reports, EPA's Toxic Release Inventory (TRI) and other reports filed with New York and local government agencies. These sources of information do not provide the detailed information that this resolution requests, that Kodak, "identifies for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants".

If you read Kodak's 2001 Kodak Park Environmental Annual Report, there is no mention of Kodak's plans to reduce the use and emissions of persistent bioaccumulative toxic chemicals. For example on page four of the 2001 Kodak Park Environmental Annual Report there is a list of the 30 priority chemicals that are being voluntarily reduced and a bar graph that displays the reductions of all 30 chemicals as a whole since 1997. Data is not published on the progress of reducing each chemical. Also on page four the progress towards the elimination of heavy metals is omitted from the report.

Reports submitted to the EPA for their TRI provide limited information for shareholders. For example, shareholders have no access to information regarding Kodak's emissions of mercury, lead, and dioxins prior to 2000. In addition, the EPA's website does not spell out where PBT emissions are coming from. For example, the website will outline how many pounds of dioxins and mercury were emitted, but they do not identify where those air emissions are coming from. The resolution requests that this information be reported to the public.

In addition Kodak asserts that this information is reported in the *Update* newsletter, but this newsletter does not reach all of Kodak's shareholders, instead only to the people and businesses located directly surrounding Kodak Park.

Kodak shareholders need plain, unvarnished truth in order to make responsible decisions about Kodak's future. After all, it's the shareholders' money that is being used to create these hazardous chemicals. We, the shareholders, need all available information to aid us in guiding the company to a bright, responsible future.

Kodak does not already implement this policy for the reasons stated above. "Adopt A Non-Toxic Chemicals Policy" will initiate a plan for virtual elimination of PBT's and inform shareholders of their progress.

Therefore, I respectfully request the Division to recommend enforcement action if my proposal and supporting statement is omitted from the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders.

A copy of this letter is being mailed to Mr. James M. Quinn of Kodak.

I am enclosing six (6) copies of this letter. I am also enclosing one additional copy of this letter to be date stamped and returned in the enclosed, stamped envelope.

Sincerely,

Donald E. Naulin

CC: James M. Quinn, Secretary and Assistant General Counsel, Eastman Kodak Company

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated January 3, 2003

The proposal requests that Kodak: "1) adopt a plan for virtual elimination of persistent bioaccumulative pollutants at Kodak Park which A) identifies, for each building, all inputs and uses of chlorine, any sources of dioxin and other bioaccumulative pollutants, and options for elimination of these chemicals, and B) implements the most effective option; and 2) provide an annual summary report to shareholders on these virtual elimination options and progress toward these goals."

We are unable to concur in your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Eastman Kodak may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Jennifer Bowes
Attorney-Advisor